zoom®

ZOOM TECHNOLOGIES 2001 ANNUAL REPORT

INC



2001 was a difficult year for Zoom, with disappointing revenues and a record loss.

Like many other producers of electronic products, Zoom entered 2001 with excess inventory, as we over-estimated demand and reacted to component shortages experienced through most of 2000. The excess of market supply over demand resulted in falling prices and inventory write-downs. Faced with this problem, we reduced our expenses and carefully managed our inventory and cash to position ourselves for future growth.

Dial-up modem sales in the after-market, Zoom's main sales channel, continued to decline as the rollout of the new V.92 standard by Internet Service Providers was delayed. Zoom is now one of the few companies that continues to invest in dial-up modems, attempting to provide superior product performance and customer support. Some of the smaller Internet Service Providers recently began to roll out V.92, and larger ISPs have accelerated testing of V.92. A significant V.92 rollout should be beneficial for Zoom, since this rollout will create additional incentives for PC owners to upgrade their modems. We also continue to introduce promising new dial-up modem products, including a new modem for computer system integrators that is enjoying strong demand.

Zoom now has a solid line of CableLabs™ approved cable modems, and repeat customers buying in volume. Because of our strong presence in high-volume retailers, we hope to see this channel become more important for selling cable modems. Sales through this channel have been impeded by two main factors. First, product approvals have taken a long time, as most of the cable service providers require their own testing of products in addition to CableLabs testing. Second, some cable service providers still do not offer any discount if a customer purchases a cable modem rather than using one provided by the cable service provider. We believe that over time the retail channel will become important, particularly if and when these two problems are addressed.

Similarly, DSL products have been primarily sold through telephone service providers instead of through retail. This is beginning to change, particularly in Europe, where DSL provisioning is making great progress. We believe the increased availability of DSL should accelerate retail sales of DSL in the USA and other countries.

Zoom now has an award-winning line of wireless networking products which are easy to install and use, and we recently introduced an excellent router for wired Ethernet networks. We expect to continue to expand our wired and wireless network product line, including new products that use a new networking standard for sending data over the power lines in a home.

Zoom is also close to releasing a new product line – dialers aimed at providing easy routing of calls to money-saving long distance service providers. Zoom has a strong proprietary position in this area, with patented hardware and its own firmware and software. There is strong customer interest in our new dialers, and a good opportunity for significant revenues.

We continue to build our sales internationally. While the USA is still Zoom's strongest market, we are enjoying considerable success in a number of other markets, particularly where we have invested in product localization and support.

Zoom has a strong team of personnel worldwide, with excellent supplier and customer relationships and strong brands. As V.92 rolls out and as new opportunities emerge in broadband, networking, and dialers, we believe Zoom will be well-positioned for success.

Frank Manning
President and Chief Executive Officer

The Company



Zoom® was incorporated in 1977, as new government regulations were freeing consumers and manufacturers from the AT&T stranglehold on equipment. Zoom's goal was to build a great company to design, produce, sell, and support outstanding communication products. The ensuing 25 years have been witness to dramatic changes in the way telecommunications products and services are delivered and used, and Zoom has been an important participant in those changes. It was the new competitive equipment market that allowed Zoom to sell it's first product, the Phone Silencer,™ and the new competition among long distance service providers that put Zoom on the map with the Demon Dialer.™ It was the rising popularity of the Apple II and the first IBM PC that pushed Zoom into the data communications arena, initially with 300 bits per second modems, then with 1200, 2400, 9600, 14,400, 28,800, 33,600 and now 56,000 bits per second modems. Today Zoom is one of the largest providers of 56K modems in the world.

Now the Internet, a footnote only a few years ago, has become a driving force in communications. Once again the landscape changes, as cable, DSL and other technologies compete to provide the speed that promises to unlock the full richness - the information, images, music, video and more - that the Internet has to offer. At the end of the year 2001, 84% of online users were still using dial-up modems to access the Internet. *Telecomunications Reports International* reported that at the end of 2001, cable grew to 10% of the total and DSL grew to 6%. In their most recent report, *Vision Quest 2000* last year estimated that in 2003 more than 40 million broadband modems will be sold worldwide, growing to more than 114 million units in 2005.

Zoom is one of the world's leading suppliers of modems. Our products include dial-up, cable, and ADSL modems, and wireless and wired networking products including Internet gateways. Our Zoom, Hayes, and Global Village brands are recognized worldwide as symbols of quality and reliability.

Zoom is uniquely qualified to meet today's complex communications needs. Our many successes and numerous awards over the past 25 years demonstrate our expertise in the design and production of high-quality, high-volume communication products. We have strong sales channels, and a commitment to customer support tailored to the varying needs of our customers worldwide. Today, few competitors match Zoom's wide range of capabilities and broad product line of Internet access products.

Hayes™ zoom® GLOBAL™ VILLAGE

Our products include dial-up, cable, and ADSL modems, and wireless and wired networking products including Internet gateways.

Market Overview

The Zoom brand name is one of the best known and most respected in the computer communications market. With our acquisition of the Hayes® brand name and product portfolio in early 1999 and the Global Village® brand in 2000, we own three of the premier brand names in the industry – Zoom, Hayes, and Global Village. We believe that there is a strong synergy created by these powerful, complementary brands. From our US headquarters in Boston, Zoom's staff and our sales agents throughout the US have forged strong relationships with the leading computer products retailers and distributors. We work closely with these companies to meet customer needs with a broad product line superbly supported.

Zoom's UK office provides sales, support, and distribution for the UK and Western Europe. For most other countries, Zoom works with carefully selected distributors who provide local marketing, warehousing, and sales support. At the end of 2001, Zoom had established distribution in over 40 countries on 6 continents.

Zoom's OEM Group sells directly to computer and other equipment manufacturers, and to system integrators who assemble computers from other manufacturers' components. Zoom can often provide unique product advantages, such as enhanced ZoomGuard™ lightning protection or custom hardware or software tailored to the customer's needs. In addition, Zoom offers high reliability, strong sales and engineering support, respected brand names, and longevity in the industry. These advantages are particularly important for embedded modems and for next-generation products like cable modems, ADSL modems, wireless LAN products, and dialers. The modem market is extremely competitive worldwide. However, each country has unique distribution, regulatory, localization, and support issues that can create opportunities for experienced companies like Zoom.

Broadband and Beyond

Broadband products like cable and DSL modems are expected to dramatically increase their share of the market for Internet access devices in the next decade, enabling new applications that will broaden the Internet experience. At the end of 1999, there were fewer than 2 million homes in the US using cable or DSL modems, growing to an estimated 3.9 million by the end of 2000, and 6.7 million by the end of 2001. By the end of 2002 it is estimated that there will be over 10 million US homes with broadband access.

We believe that broadband use will continue to become even more widespread over the next few years, as service providers compete more aggressively for new users by lowering prices, resulting in an explosion of demand. While cable modems are now primarily distributed through cable TV service providers, and ADSL modems are now primarily distributed through telephone companies, we expect both technologies to move into the retail channel. This will create an advantage for a company that has the infrastructure and relationships to supply DSL and cable modems to both access providers and retailers. With its strong channels and brands, and its experience in selling and supporting high-volume modems, Zoom is well positioned to meet that need.

Wireless networking is finally becoming a legitimate contender for significant networking revenue in the office, campus, and home environments. Driving this potential are low cost, high performance, standards-based solutions. Zoom was one of the first companies to incorporate 802.11b, the highest-volume wireless network standard, into a family of wireless products.

The need for access to the telecommunications network is not limited to personal computer users. Zoom has developed other products that use its considerable expertise in hardware and software design to create innovative products to solve a variety of communications problems. These products include a highly reliable, low-cost "embedded" modem for equipment manufacturers who need to add data connectivity to their products and want a turnkey solution, and a line of intelligent dialers using Zoom's proprietary technology.

Technology for the Future

As the role of personal computers and the Internet in our everyday lives continues to expand, so will the opportunities for new technologies that make online interactions faster, easier, more productive, and less expensive.

While today's DSL and cable services already provide speeds that are significantly faster than a 56K modem, tomorrow's will be even faster. We anticipate that improvements in technology and infrastructure will provide users with improved performance throughout the next decade. This should create the opportunity for companies like Zoom to provide new generations of products for many years to come. Zoom expects broadband technology to shift the delivery of modem functionality away from computer manufacturers, due to the relatively high cost of broadband technology and the diversity of Internet access methods.

Broadband provides enough bandwidth to easily accommodate multiple users. Until recently however, networking solutions that allowed users to share Internet access were either expensive, difficult to install, or both. We believe that networking products that make it easy for multiple users to share high-speed Internet access will be a fast-growing market in 2002 and beyond. During 2001, Zoom introduced a broad line of products to address this market; and we expect to continue to introduce new products as required by technology changes and market demands.

Wireless LAN technology has also proved that it's here to stay. We believe it will play a major role in the future of data communications for the traveler and in the office, home, and institutional markets. In the office, wireless LAN connectivity allows an increasingly mobile workforce of notebook users to be more productive, and provides cost-effective LAN access for new and temporary employees. At home, wireless LAN offers an easy home networking solution for peripheral sharing and shared Internet access, and gives users freedom to use their notebook computers wherever they choose. Travelers are already enjoying wireless access to the Internet and e-mail in airport lounges, hotels, coffee shops, and other public places. Wireless networking can also provide great benefit to institutions with campus environments, such as hospitals and universities. Zoom's goal is to provide wireless Internet access products that allow our customers to move seamlessly through all these environments.

There is no doubt that in the next few years, new categories of products will continue to change our everyday interactions with the Internet. Internet appliances will use embedded wireless LAN or modem devices to retrieve and monitor Web information and services, and to provide easy access to them. Broadband Internet access already enhances the Internet experience for many users, but it can do much more. One of the most exciting new technologies, "Voice over IP", transmits voice over the Internet using a high-bandwidth broadband connection, effectively giving each family member his or her own dedicated low-cost phone line.

As these new, exciting communications technologies continue to become available, the challenge is to make them so easy to use that they work together seamlessly to meet people's needs. Zoom's mission is to help meet that challenge.


While today's DSL and cable services already provide speeds that are significantly faster than a 56K modem, tomorrow's will be even faster.

ZOOM TECHNOLOGIES
FOUR-YEAR FINANCIAL SUMMARY

Years ending December 31	1998	1999	2000	**2001**
Statement of Operations Data:				
Net sales	$ 61,894,602	$ 64,088,384	$ 59,750,187	**$ 43,709,528**
Cost of goods sold	45,181,665	40,459,909	39,404,320	**35,193,449**
Gross profit	16,712,937	23,538,475	20,345,867	**8,516,079**
Operating expenses:				
Selling	11,800,948	13,571,083	12,713,756	**9,619,549**
General and administrative	4,976,433	6,275,827	6,228,317	**7,938,175**
Research and development	4,449,093	6,425,584	6,249,092	**5,327,968**
Total operating expenses	21,226,474	26,272,494	25,191,165	**22,885,692**
Operating income (loss)	(4,513,537)	(2,734,019)	(4,845,298)	**(14,369,613)**
Net interest income (expense)	840,044	546,329	447,148	**(255,903)**
Other, net	233,979	190,999	21,986	**96,594**
Total other income (expense), net	1,074,023	737,328	469,134	**(159,309)**
Income (loss) before income taxes	(3,439,514)	(1,996,691)	(4,376,164)	**(14,528,922)**
Income tax expense (benefit)	(1,287,420)	(587,935)	(1,298,916)	**3,800,000**
Net income (loss)	$ (2,152,094)	$ (1,408,756)	$ (3,077,248)	**$ (18,328,922)**
Net income (loss) per share Basic and Diluted	$ (.29)	$ (.19)	$ (.40)	**$ (2.33)**
Weighted average common and common equivalent shares: Basic and Diluted	7,474,371	7,482,586	7,756,815	**7,860,866**

Selected Cash Flow Data:	1998	1999	2000	**2001**
Net cash provided by (used in) operating activities	8,191,038	(2,665,926)	(7,997,802)	**(2,644,421)**
Net cash provided by (used in) investing activities	(14,168,108)	4,094,458	1,891,061	**(791,672)**
Net cash provided by financing activities	20,312	487,330	1,875,299	**5,884,569**

Selected Balance Sheet Data on December 31:	1998	1999	2000	2001
Cash, cash equivalents, and investment securities	$ 18,853,631	$ 10,407,574	$ 2,906,270	**$ 5,252,058**
Accounts receivable, net	7,774,591	5,409,565	7,923,967	**5,652,035**
Inventories	8,363,052	14,303,608	21,896,883	**11,083,143**
Prepaid expenses and other current assets	293,733	560,869	678,271	**999,662**
Total current assets	35,285,007	30,681,616	33,405,391	**22,986,898**
Property, plant and equipment, net	3,748,303	4,211,921	4,580,634	**4,128,916**
Goodwill, net	1,226,184	3,898,410	3,076,224	**-**
Net deferred tax assets	3,226,233	3,968,970	5,812,844	**2,012,844**
Other assets	74,668	311,487	84,902	**56,666**
Total assets	43,560,395	43,072,404	46,959,995	**29,185,324**
Total current liabilities	5,135,028	5,077,546	9,843,749	**4,768,941**
Total non-current liabilities	–	480,775	368,800	**6,000,655**
Total liabilities	5,135,028	5,558,321	10,212,549	**10,769,596**
Common stock, no par value	25,190,579	25,780,231	28,145,375	**28,245,215**
Retained earnings (accumulated deficit)	13,180,234	11,771,478	8,694,230	**(9,634,692)**
Accumulated other comprehensive income (loss)	54,554	(37,626)	(92,159)	**(194,795)**
Total stockholders' equity	38,425,367	37,514,083	36,747,446	**18,415,728**
Total Liabilities and Stockholders' Equity	$ 43,560,395	$ 43,072,404	$ 46,959,995	**$ 29,185,324**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-18672

ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**04-2621506**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
207 South Street, Boston, Massachusetts	**02111**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(617) 423-1072**

Securities Registered Pursuant to Section 12 (b) of the Act: **None**

Securities Registered Pursuant to Section 12 (g) of the Act:

Common Stock, $.01 Par Value

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ **NO** ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the common stock, $0.01 par value, of the registrant held by non-affiliates of the registrant as of March 20, 2002 (computed by reference to the closing price of such stock on The Nasdaq National Market on such date) was approximately $8,646,953.

The number of shares outstanding of the registrant's common stock, $0.01 par value, as of March 20, 2002 was 7,860,866 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the registrant's 2002 annual meeting of shareholders to be filed with the SEC in April 2002 are incorporated by reference into Part III, Items 10-13 of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements regarding:

- **the timing of and anticipated introduction of our advanced cable and ADSL modems and other broadband products;**
- **timing of our goal of returning to profitability;**
- **the development of new competitive technologies and products;**
- **approvals, certifications and clearances for our products;**
- **production schedules for our products;**
- **market acceptance of new products;**
- **business strategies;**
- **dependence on significant suppliers;**
- **dependence on significant manufacturers, distributors and customers;**
- **the availability of debt and equity financing;**
- **general economic conditions;**
- **the realization of cash improvement from the sale of excess inventory;**
- **the realization of cash improvement from the utilization of no-charge components;**
- **the impact of our cost-savings initiatives; and**
- **our financial condition or results of operations.**

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of our forward-looking statements are based. Factors that could cause or contribute to differences in our future financial results include those discussed in the risk factors set forth in Item 7 below as well as those discussed elsewhere in this report. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1 - BUSINESS

Overview

We design, produce and market dial-up and broadband modems, wireless local area network products, and other communications products. Our primary objective is to build upon our position as a leading supplier of Internet access devices and to take advantage of a number of emerging trends in computer connectivity including Internet access, higher data rates, broadband applications, and alternatives to traditional wired local area networks.

To date our revenues have come primarily from sales of our dial-up modems. Our dial-up modems connect personal computers and other devices to the local telephone line for transmission of data, fax, voice, and video. Our dial-up modems enable personal computers and other devices to connect to other computers and networks, including the Internet and local area networks, at top data speeds of 56,000 bits per second. Most of our modems connect to a single telephone line, but we also make multi-line modems which can connect to up to sixteen telephone lines. We also have a line of integrated services digital network ("ISDN") products, which can transmit and receive data simultaneously at up to 128,000 bits per second.

In response to increased demand for faster connection speeds and increased modem functionality, we have invested resources to expand our product line to include cable and ADSL modems and other broadband access products. Cable modems provide a high-bandwidth connection to the Internet through a cable-TV cable that connects to compatible equipment at or near the cable service provider. We began shipping cable modems during 2000. Our cable modem customers in the US, the UK, and other countries now include cable service providers, original equipment manufacturers, and retailers.

Our Asymmetric Digital Subscriber Line modems, known as ADSL modems, provide a high-bandwidth connection to the Internet through a standard telephone line that connects to compatible ADSL equipment in or near the central telephone office. We are currently shipping a USB model, and plan to introduce during the first half of 2002 an Ethernet/USB model designed to work with either normal phone service or ISDN service.

Other products that we market and sell include wireless local area network products and a new generation of dialers. Our ZoomAir™ wireless products enable the connection of a notebook or desktop computer to another computer or an existing local area network using wireless data technology. We currently ship a variety of ZoomAir™ models, and are continuing to develop and introduce new ZoomAir™ products. Our dialers are a new generation of the Demon Dialer™ and Hotshot™ dialers that we designed and produced in the early 1980s. Dialers simplify the placing of a phone call by dialing digits automatically.

We were incorporated in British Columbia under the name 1519 Holdings Ltd. on July 7, 1986 and subsequently changed our name to Zoom Telephonics, Inc. on October 1, 1987. On June 28, 1991, we changed our jurisdiction of incorporation from British Columbia to Canada. In February 2002, we completed a transaction to change our jurisdiction of incorporation from Canada to the State of Delaware and changed our corporate name to Zoom Technologies, Inc. Our operations continue to be carried out by our wholly owned subsidiary, Zoom Telephonics, Inc., a Delaware corporation. Our principal executive offices are located at 207 South Street, Boston, MA 02111 and our telephone number is (617) 423-1072.

Products

General

The vast majority of our products facilitate communication of data through the Internet. Our dial-up modems and integrated services digital network, or ISDN, modems link PCs and portable information devices through the telephone network and connected networks, including the Internet and local area networks. Similarly, our cable modems use the cable-TV cable and our ADSL modems use the local telephone line to provide a high-speed link to the Internet. Our advanced networking products, including wireless local area network, or LAN, products, help to link PCs and other computing devices to each other and to the Internet. Starting with our acquisition of Tribe Computer Works in 1996, we began shipping business products that provide remote users shared access to the resources of a LAN, and connect users of the LAN to the Internet and to remote LANs and computers.

Dial-Up Modems

We have a broad line of dial-up modems with top data speeds of 56,000 bps, available in internal, external and PCMCIA models. PC-oriented internal modems are designed primarily for installation in the PCI or ISA slot of IBM PC-compatibles. Embedded internal modems are designed to be embedded in non-PC equipment such as point-of-purchase terminals, kiosks, and set-top boxes. Many of our external modems are designed to work with any terminal or computer, including IBM PC-compatibles, the Apple Macintosh and other computers. Our external models include desktop models and multi-line modems with up to sixteen modems in an enclosure. Our PCMCIA modems are designed for use with notebook and sub-notebook computers as well as PDAs (personal digital assistants) equipped with standard PCMCIA slots. When sold as packaged retail products, our modems are shipped complete with third-party software that supports the hardware capabilities of the modem.

56K modems allow users connected to standard phone lines to download data at speeds up to 56,000 bps when communicating with compatible central sites connected to digital lines such as ISDN or T1 lines. Those central sites are typically online services, Internet Service Providers, or remote LAN access equipment. We began shipping pre-standard K56flex™ 56K modems in the second quarter of 1997. In February 1998, a committee of the International Telecommunications Union ("ITU") agreed upon the V.90 standard for 56K. V.90 is now widely deployed in equipment made by central site manufacturers, and most of our dial-up modem sales include V.90. We are now also shipping V.92 modems, which offer increased functionality and faster upstream data rates. We expect V.92 modems to take an increasing and ultimately large share of the dial-up modem market because of these increased functions.

In March and April of 1999, we acquired substantially all of the modem assets of Hayes Microcomputer Products, Inc., a former leader in the modem industry. In July 2000, we acquired the trademark and product rights to Global Village products. Global Village is a leading modem brand for Apple MacIntosh computers. We now sell and market dial-up modems under the Zoom, Hayes and Global Village names, as well as under various other private-label brands developed for some of our large accounts.

The following sets forth some of the key features incorporated in one or more of our dial-up modems:

- **ZoomGuard**™. ZoomGuard represents the protective circuitry added to our modems to improve their ability to withstand the effects of lightning striking a phone line to which the modem is connected. For most modem manufacturers, lightning is the number one cause of field failures.
- **PC Card Guard**™. PC Card Guard represents the protective circuitry added to our PCMCIA modems to protect against destruction caused by plugging the modem into a digital PBX phone jack. We were one of the first companies to develop this useful feature.
- **Voice Mail**. Voice mail capability allows a PC to serve as an answering machine with message storage and local or remote message retrieval.
- **Channel 2**™. Channel 2 is our trademark for a feature that works with the optional Call Waiting feature available from some phone companies. Channel 2 permits the modem to recognize an incoming call when the modem is on-line, so that the user can determine how to handle the call.
- **Distinctive Ring**. Distinctive Ring is a service offered by telephone companies that assigns more than one phone number to a single phone line, with each number ringing differently. This service along with appropriate modem functionality allows someone to arrange for one phone number to be answered as a phone line, a second number to be answered as a fax line, and a third number to be answered as a data line. We have been issued a United States patent related to our distinctive ring technology.
- **Plug & Play**. Microsoft's Windows software supports Plug & Play, a standard that is intended to allow the installation of Plug & Play-compatible peripherals like modems with limited hardware configuration by the end-user.

International Modems.

Most foreign countries have their own telecommunications standards and regulatory approval requirements for sales of communications products such as those we offer. As a result, the introduction of new products into international markets can be costly and time-consuming. In 1993, we introduced our first dial-up modem approved for selected Western European countries. Since then we have continued to expand our product offerings internationally. We have received regulatory approvals for, and are currently selling dial-up modems in a number of countries, including Australia, Austria, Belgium, Denmark, Finland, Germany, Hungary, India, Ireland, Italy, Japan, the Netherlands, Poland, Portugal, Russia, Slovenia, South Africa, Spain, Sweden, Switzerland, and the United Kingdom. We intend to continue to expand and enhance our product line for our existing markets and to seek approvals for the sale of our products in new countries throughout the world.

Multi-line Modems.

In 1996 we began shipping a family of multi-line dial-up modems targeted for local area network fax and data server applications, computer bulletin boards, multi-line voice mail, and other applications. The Zoom/MultiLine products hold up to eight voice dial-up faxmodems in one small external case that includes status indicators for each dial-up modem. The Hayes Century product line provides up to 16 dial-up modems in a single enclosure.

ISDN Products.

We have a family of modems for Integrated Service Digital Network, or ISDN, communications. ISDN is a telephone service that allows existing phone lines to be used to transmit data digitally. ISDN service permits much higher data transmission rates than conventional analog telephone service. Basic ISDN service provides two 64,000 bps channels and one 16,000 bps channel. The higher rates of data transmission achievable with ISDN can be particularly attractive for data-intensive applications such as the transmission of graphics and video images, World Wide Web browsing, or video telephony. In February 1997 we shipped our first ISDN product. We continue to expand our ISDN product line, particularly for Europe. In addition, we have integrated ISDN capability into some of our LAN-oriented business products, including the ZoomAir AP128 wireless access point.

We have a line of ISDN products, which can transmit and receive data simultaneously at up to 128,000 bits per second. In addition, in late 2000 we introduced the following ISDN products:

- a PCI model that plugs into the PCI slot of a Windows PC,
- a USB model that plugs into the USB port of a PC, and
- a serial port model that plugs into the serial port of a PC.

Cable Modems

In general, cable service providers do not allow cable modems to be used on their networks, unless they have been approved for use on their cable network. Each cable service provider has its own and evolving approval process, in which they may require CableLabs® certification in addition to their own company approval. We have obtained CableLabs® certification for four types of DOCSIS-standard cable modems – PCI, USB, Ethernet, and Ethernet/USB models. We are continuing to work with cable service providers to further expand our reach and the breadth of our approved product offerings. The approval process has been and continues to be a significant barrier to entry, as are the strong relationships with cable service providers enjoyed by incumbent cable equipment providers like Motorola and Scientific Atlanta.

In 2002 we expect to continue to sell cable modems to cable service providers and original equipment manufacturers both inside and outside the US. We are already selling cable modems through some high-volume retailers in the US, and we hope to expand sales through that channel. So far sales through the retail channel have been handicapped by a number of factors, including the approval process described above and the fact that some cable service providers do not provide a financial incentive to a customer who purchases his own modem rather than leasing it from the cable service provider. By providing a financial incentive, typically $10 to $15 per month, some cable service providers encourage purchase of the cable modem by their customers.

ADSL Modems.

Our ADSL modems incorporate the standards that are most popular with U.S. telephone companies and Internet Service providers, including G.DMT and G.Lite. In 2000, we designed and shipped our first ADSL modems, an external USB model and an internal PCI model. In 2002 we expect to introduce an ADSL Ethernet/USB model with advanced router features.

Wireless LAN Products.

In December 1998 we began shipping the first models in our ZoomAir™ line of wireless local area network products. These products connect a notebook or desktop computer to another computer or an existing local area network using a wireless data communication standard. Our most recent wireless LAN products provide an 11 Mbps data rate using the IEEE 802.11b standard. We currently ship network interface cards that plug into a USB port, or a PCMCIA or PCI slot. We recently began shipping a wireless gateway with built-in firewall security. Our product line also includes building-to-building wireless bridges and an access point for connecting wireless network devices to a wired local area network. Many of our competitors' wireless products have been difficult to install and use and we attempt to design products that are exceptionally easy to install and use.

Full-Color Live-Motion Cameras and Other Video Products.

In late 1997, we shipped the Zoom/Video Cam, a full-color live-motion camera. The Zoom/Video Cam can be used for video phone calls, video conferences, video mail, and still image capture. We have limited product development in the video area, and our primary sales come from cameras that connect to a USB port. We do not view cameras as key to our product strategy, and do not intend to make a significant product development effort in this area.

Dialers.

Our dialers simplify the placing of a phone call by dialing digits automatically. We shipped our first telephone dialer, the Demon Dialer®, in 1981, and, in 1983, began shipping the Hotshot™ dialer. As the dialer market diminished due to equal access, we focused on modems and other peripherals for the personal computer market. In the second quarter of 2002, we expect to commence shipping a new generation of dialers incorporating proprietary technology. Our proprietary technology includes proprietary hardware, firmware, and software, and is currently protected by one U.S. patent. These dialers are well suited to easily route appropriate calls through money-saving long-distance service providers. In 2001, dialer products represented under 1% of Zoom's sales.

Sales Channels

General

We sell our products primarily through high-volume retailers and distributors, value-added resellers, PC system integrators, and OEMs. We support our major accounts in their efforts to discern strategic directions in the market, to maintain appropriate inventory levels, and to offer a balanced selection of products. As we expand our product offerings, particularly in cable, ADSL and other broadband modems, we are seeking to expand and strengthen our market channels to include cable service providers, phone companies, and Internet Service Providers. Expanding our market channels to include significant sales to these customers has been challenging and we cannot assure that we will be successful.

During 2001, our customers which accounted for more than 10% of our total sales were Best Buy Co., Inc., Ingram Micro, Inc., DSG Retail Limited, and Staples, Inc. Together, these 4 customers accounted for 52.7% of our total sales. The loss of any of these customers, or a significant reduction in sales to these customers, could have a material adverse effect on our business.

High-volume Retailers.

In the United States, we reach the PC retail market primarily through high-volume retailers. Our extensive United States retail distribution network includes Best Buy, CDW, Fry's, Micro Electronics, PC Connection, Staples, and many others.

Distributors.

We sell significant quantities of dial-up modems through distributors, who often sell to corporate accounts, value-added resellers and other channels that are generally not served by our high-volume retailers. Our North American distributors include D&H Distributing, Gates-Arrow, Ingram Micro, and Tech Data.

System Integrators and Original Equipment Manufacturers.

Our OEM customers sell our products under their own name or incorporate our products as a component of their systems. We seek to be responsive to the needs of personal computer manufacturers including on-time delivery of high-quality, reliable, cost-effective products with strong engineering and sales support. We believe many of these customers also appreciate the improvement in their products' image due to use of a Zoom or Hayes brand modem.

International Channels.

In international markets, we sell our products primarily through independent distributors and retailers. Our international distributors include Computer 2000, Criterium, Infotide International, Northamber, and others. Our major European high-volume retailers include Business Logic, Centromail, DSG Retail Limited (Dixons and PC World), and others. Our international net sales as a percentage of total have grown from 8% in 1994 to 37% in 2001. Our revenues from international sales were $16.5 million in 2001 and $17.2 million in 2000. We believe sales growth outside of the United States will require substantial additional investments of resources for product design and testing, regulatory approvals, and native-language instruction manuals, software, packaging, sales support, and technical support.

Sales, Marketing and Support

Our sales, support, and marketing are primarily managed from our headquarters in Boston, Massachusetts. In North America we sell our Zoom, Hayes, Global Village, and private-label dial-up modem products primarily through commissioned independent sales representatives managed and supported by our own staff. Most major cable service providers are serviced by our employees. North American technical support is primarily handled from our Boston headquarters location and from our technical support offices in Boca Raton, Florida. We also maintain a sales, support, and logistics office in the United Kingdom. Warehousing, customs clearance, shipping, and invoicing for the United Kingdom and some other European countries are primarily handled by contract with an unaffiliated specialist in these services located in England. For countries outside North America and Europe, our in-house staff typically works directly with country-specific distributors. Our worldwide OEM sales are primarily handled by our staff in the United States and United Kingdom, who are at times assisted by our sales staff or commissioned sales representatives. See note 17 to our accompanying financial statements for geographic information regarding our sales.

We believe that Zoom, Hayes, and Global Village are widely recognized brand names. We build upon our brand equity in a variety of ways, including cooperative advertising, product packaging, trade shows, and public relations. We generally provide our high-volume retailers with funds to advertise our products in conjunction with the customers' general advertising. We believe that this type of advertising efficiently and effectively targets the end-user market for our products.

We attempt to develop quality products that are user-friendly and require minimal support. We typically support our claims of quality with product warranties of one to seven years, depending upon the product. To address the needs of those end-users of our products who require assistance, we have our own staff of technical specialists who provide telephone support six days per week. Our technical support specialists also maintain a significant World Wide Web support facility that includes email, firmware and software downloads, and the SmartFacts™ Q&A search engine. In 2001 we expanded our European technical support to enable users in other countries to access support in their own language. This support is generally provided by our support staff in Boston, Florida, and the United Kingdom.

Research and Development

Our research and development efforts are focused on developing new products for PC communications markets, further enhancing the capabilities of existing products, and reducing production costs. We have developed close collaborative relationships with certain of our OEM customers and component suppliers, who work with us to identify and respond to emerging technologies and market trends by developing products that address these trends.
In addition, we purchase modem and other chipsets that incorporate sophisticated technology, thereby eliminating the need for us to develop this technology in-house. As of December 31, 2001 we had 33 employees engaged primarily in research and development. Our research and development team performs electronics hardware design and layout, mechanical design, prototype construction and testing, component specification, firmware and software development, product testing, foreign and domestic regulatory approval efforts, end-user and internal documentation, and third-party software selection and testing.

During 1999, 2000, and 2001 we expended $6.4 million, $6.2 million, and $5.3 million, respectively, on research and development activities.

Manufacturing and Suppliers

Our products are currently designed for high-volume automated assembly in China, Mexico, and the United States to help assure reduced costs, rapid market entry, short lead times, and reliability. For some products we supply large kits of parts to one of several automated contract manufacturers. For other products, particularly those manufactured in China, our contract manufacturers also obtain certain material required to assemble the products based upon a Zoom Telephonics Approved Vendor List and Parts List. The contract manufacturers insert parts onto the printed circuit board, with most parts automatically inserted by machine, solder the circuit board, and in-circuit test the completed assemblies. Functional test and packaging are sometimes performed by the contract manufacturer. For the United States and many other markets, functional test and packaging are more commonly performed at our facilities in Boston, allowing us to tailor the packaging and its contents for our customers immediately before shipping. We also perform circuit design, circuit board layout, and strategic component sourcing in our Boston office.

We usually use one primary contract manufacturer for a given design. We sometimes maintain back-up production tooling at a second assembler for our highest-volume products. Our contract manufacturers are normally adequate to meet reasonable and properly planned production needs; but a fire, natural calamity, strike, or other significant event at an assembler's facility could adversely affect our shipments and revenues. Currently, a substantial percentage of our manufacturing is done by Vtech Communication LTD ("Vtech"). The loss of Vtech's services or a material adverse change in Vtech's business or in our relationship with Vtech could materially and adversely harm our business.

Our products include a large number of parts, most of which are available from multiple sources with varying lead times. However, most of our products include a sole-sourced chipset as the most critical component of the product. We currently buy dial-up modem chipsets exclusively from the two highest-volume dial-up modem chipset manufacturers, Conexant Systems, Inc. (formerly Rockwell) and Agere Systems Inc. (formerly Lucent). Conexant and Agere have significant resources for semiconductor design and fabrication, analog and digital signal processing, and communications firmware development. Integrated circuit product areas covered by one or both companies include dial-up modems, ADSL modems, cable modems, wireless networking, home phone line networking, routers, and gateways. We also buy chipsets from Globespan for some of our ADSL modems and from Intersil Corporation for our ZoomAir wireless network interface cards.

Due to capacity constraints, we have experienced delays in receiving shipments of modem chipsets in the past, and we may experience such delays in the future. Moreover, there can be no assurance that a chipset supplier will, in the future, sell chipsets to us in quantities sufficient to meet our needs or that we will purchase the specified dollar amount of products necessary to receive concessions and incentives from a chipset supplier. An interruption in a chipset supplier's ability to deliver chipsets, a failure of our suppliers to produce chipset enhancements or new chipsets on a timely basis and at competitive prices, a material increase in the price of the chipsets, our failure to purchase a specified dollar amount of products or any other adverse change in our relationship with modem component suppliers could have a material adverse effect on our results of operations.

Competition

The PC communication products industry is intensely competitive and characterized by aggressive pricing practices, continually changing customer demand patterns and rapid technological advances and emerging industry standards. These characteristics result in frequent introductions of new products with added capabilities and features, and continuous improvements in the relative functionality and price of modems and other PC communications products. Our operating results and our ability to compete could be adversely affected if we are unable to:

- successfully anticipate customer demand accurately;
- manage our product transitions, inventory levels and manufacturing process efficiently;
- distribute or introduce our products quickly in response to customer demand and technological advances;
- differentiate our products from those of our competitors; or
- otherwise compete successfully in the markets for our products.

Our primary competitors by product group include the following:

- **Dial-up modem competitors:** Actiontec, Askey, Best Data, Creative Labs, Elsa, GVC, Intel, SONICblue, and US Robotics.
- **Cable modem competitors:** Motorola, Samsung, Scientific Atlanta, Thomson and Toshiba.
- **ADSL modem competitors:** Siemens (formerly Efficient Networks) and Westell.
- **Wireless Local Area Network competitors:** 3Com, Agere, Buffalo Technologies, Cisco Systems, D-link, Intel, Linksys, Proxim, and SMC.

Many of our competitors and potential competitors have more extensive financial, engineering, product development, manufacturing, and marketing resources than we do.

The principal competitive factors in our industry include the following:

- product performance, features and reliability;
- price;
- brand image;
- product availability and lead times;
- size and stability of operations;
- breadth of product line and shelf space;
- sales and distribution capability;
- technical support and service;
- product documentation and product warranties;
- relationships with providers of broadband access services; and
- compliance with industry standards.

We believe we are competitive in each of these areas with respect to our dial-up modems. We believe we are competitive in many of these areas with respect to cable modems, ADSL modems, and wireless local area networking products. We believe, however, that with the decline of the dial-up modem market, our future success will depend in large part on our ability to more successfully compete in and penetrate the broadband, cable, and ADSL modem markets.

Cable and ADSL modems transmit data at significantly faster speeds than dial-up modems, which still account for the vast majority of our revenues. Cable and ADSL modems, however, are generally more expensive than dial-up modems and cannot be used with conventional telephone service. In addition, the use of cable and ADSL modems is currently impeded by a number of technical and infrastructure limitations. We began shipping both cable and ADSL modems in the year 2000. In the year 2001, our competitors' cable and ADSL modem products were sold in the greatest number through cable service operators, phone companies, and Internet Service Providers. Large quantities of cable modems and ADSL modems are still not sold through retailers and distributors, our strongest market channels. We are continuing to attempt to sell our broadband products through these new sales channels, as well as our traditional sales channels, but these new sales channels have been challenging markets. The high volume purchasers of cable and ADSL modems are concentrated in a relatively few large cable, telecommunications and internet service providers which offer broadband modem services to their customers. The cable, telecommunications and internet service providers also have extensive and varied approval processes for modems to be approved for use on their network. These approval processes are expensive, time consuming and continually changing. Successfully penetrating the broadband modem market, therefore presents a number of challenges, including:

- the current limited retail market for broadband modems;
- the relatively small number of cable, telecommunications and internet service providers that make up a substantial part of the market for broadband modems;
- the significant bargaining power of these large volume purchasers;
- the time consuming, expensive, uncertain and varied approval process of the various cable service providers; and
- the strong relationships with cable service providers enjoyed by incumbent cable equipment providers like Motorola and Scientific Atlanta.

Our initial sales of broadband products have been adversely affected by all of these factors. There can be no assurance that we will compete effectively or be able to successfully penetrate these new market channels.

Intellectual Property Rights

We rely primarily on a combination of copyrights, trademarks, trade secrets and patents to protect our proprietary rights. We have trademarks and copyrights for our firmware (software on a chip), printed circuit board artwork, instructions, packaging, and literature. We also have four patents and one pending patent application in the United States. There can be no assurance that any patent application will be granted or that any patent obtained will provide protection or be of commercial benefit to us, or that the validity of a patent will not be challenged. Moreover, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop comparable or superior technologies.

We license certain technologies used in our products, typically bundled software, on a non-exclusive basis. In addition we purchase chipsets that incorporate sophisticated technology. We have received, and may receive in the future, infringement claims from third parties relating to our products and technologies. We investigate the validity of these claims and, if we believe the claims have merit, we respond through licensing or other appropriate actions. Certain of these past claims have related to technology included in modem chipsets. We forwarded these claims to the appropriate vendor. If we or our component manufacturers were unable to license necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against it.

Government Regulation

In addition to obtaining approvals and certifications of our broadband products from CableLabs® and, in some cases, the actual cable, telephone or internet service provider, all of our North American products are required to meet United States government regulations, including regulations of the United States Federal Communication Commission, known as the FCC, which regulate equipment, such as modems, that connects to the public telephone network. The FCC also regulates electromagnetic radiation emissions. For each of our products sold in most foreign countries, specific regulatory approvals must be obtained for matters such as electrical safety, manufacturing standards, country-specific telecommunications equipment requirements and electromagnetic radiation and susceptibility requirements. We have received regulatory approvals for certain modems in Australia, Austria, Belgium, Bulgaria, China, Cypress, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, India, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, Norway, Poland, Portugal, Russia, Slovenia, South Africa, South Korea, Spain, Sri Lanka, Sweden, Switzerland, Turkey, and the United Kingdom. We expect to continue to seek and receive approvals for new products in a large number of countries throughout the world. The regulatory process can be time-consuming and can require the expenditure of substantial resources. In many foreign countries, obtaining required regulatory approvals may take significantly longer than in the United States. There can be no assurance that the FCC or foreign regulatory agencies will grant the requisite approvals for any of our products on a timely basis, if at all. United States and foreign regulations regarding the manufacture and sale of telecommunications devices are subject to future change. We cannot predict what impact, if any, such changes may have upon its business.

Seasonality

We believe our sales are somewhat seasonal, with increased sales generally occurring in mid-August through November. We expect that our quarterly results will continue to fluctuate in the future as a result of seasonality and other factors.

Backlog

Our backlog as of March 1, 2002 was $1.1 million, and on March 1, 2001 was $2.9 million. Many orders included in backlog may be canceled or rescheduled by customers without significant penalty. Backlog as of any particular date should not be relied upon as indicative of our net sales for any future period.

Employees

As of December 31, 2001 we had 214 full-time employees (including employees hired on a temporary basis) versus 313 in 2000. Of the 2001 total, 33 were engaged in research and development, 95 were involved in purchasing, assembly, packaging, shipping and quality control, 51 were engaged in sales, marketing and technical support, and the remaining 35 performed accounting, administrative, management information systems, and executive functions. Our temporary employees were comprised of 4 individuals at December 31, 2001. Most of these temporary employees were employed in manufacturing. None of our employees are represented by a labor union.

Our Executive Officers

The names and biographical information of our current executive officers, are set forth below:

Name	Age	Position with Zoom
Frank B. Manning	53	Chief Executive Officer, President and Chairman of the Board
Peter R. Kramer	50	Executive Vice President and Director
Robert A. Crist.....................	58	Vice President of Finance and Chief Financial Officer
Terry J. Manning	50	Vice President of Sales and Marketing
Dean N. Panagopoulos............	44	Vice President of Network Products
Deena Randall......................	48	Vice President of Operations
Richard Kumpf.....................	52	Vice President of Engineering

Frank B. Manning is a co-founder of our company. Mr. Manning has been our president, chief executive officer, and a director since May 1977. He has served as our chairman of the board since 1986. He earned his BS, MS and PhD degrees in Electrical Engineering from the Massachusetts Institute of Technology, where he was a National Science Foundation Fellow. Mr. Manning was a director of MicroTouch Systems, a NASDAQ-listed leader in touchscreen technology, from 1993 until their acquisition by 3M in early 2001. Since 1998 Mr. Frank Manning has also been a director of the Massachusetts Technology Development Corporation, a public purpose venture capital firm that invests in seed and early-stage technology companies in Massachusetts.

Peter R. Kramer is a co-founder of our Company. Mr. Kramer has been our executive vice president and a director since May 1977. He earned his BA degree in 1973 from SUNY Stony Brook and his MFA degree from C.W. Post College in 1975.

Robert A. Crist joined us in July 1997 as vice president of finance and chief financial officer. From April 1992 until joining us, Mr. Crist served in various capacities at Wang Laboratories, Inc., a computer software and services company, including chief financial officer for the software business. Prior to 1992 Mr. Crist served in various capacities at Unisys Corporation, including assistant corporate controller, corporate director of business planning and analysis, and corporate manufacturing and engineering controller. Mr. Crist earned his BA degree from Pennsylvania State University and he earned his MBA from the University of Rochester in 1971.

Terry J. Manning joined us in 1984 and served as corporate communications director from 1984 until 1989 when he became the director of our sales and marketing department. Terry Manning is Frank Manning's brother. Terry Manning earned his BA degree from Washington University in St. Louis in 1974 and his MPPA degree from the University of Missouri at St. Louis in 1977.

Dean N. Panagopoulos joined us in February 1995 as director of information systems. In July 2000 Mr. Panagopoulos was promoted to the position of vice president of network products. From 1993 to 1995, Mr. Panagopoulos worked as an independent consultant. From 1991 to 1993, Mr. Panagopoulos served as director of technical services for Ziff Information Services, a major outsourcer of computing services. He attended the Massachusetts Institute of Technology from 1975 to 1978 and earned his BS degree in Information Systems from Northeastern University in 1983.

Deena Randall joined us in 1977 as our first employee. Ms. Randall has served in various senior positions within our organization and has directed our operations since 1989. Ms. Randall earned her BA degree from Eastern Nazarene College in 1975.

Richard Kumpf joined us in July 2000 as vice president of engineering. From March 1995 until joining us Mr. Kumpf served in various capacities at Agilent Technologies (formerly part of Hewlett-Packard), most recently as general manager of the cable-rf business unit. Prior to 1995 Mr. Kumpf served in various capacities at Motorola Inc., including director of product development & information technology. Mr. Kumpf earned a BS degree in Engineering from Northeastern University in 1972 and an MS degree in Engineering from Washington University in St. Louis in 1974.

ITEM 2 - PROPERTIES

Our corporate headquarters occupies approximately 56,000 square feet out of approximately 72,000 square feet in adjacent, connected buildings at 201 and 207 South Street, Boston, Massachusetts. Approximately 16,000 square feet of this property is leased to third parties. We purchased these buildings in April 1993. In January 2001, we received $6.0 million in financing by securing a mortgage on this property. This is a 20 year direct reduction mortgage. The interest rate is fixed for one year, based on the one year Federal Home Loan Bank rate plus 2.5 % per annum. The rate is adjusted on January 10th of each calendar year commencing on January 10, 2002. In 2001, the interest rate was 7.76%. As of January 10, 2002, the rate of interest was changed to 4.97%.

In August 1996, we entered into a five-year lease for a 77,428 square foot manufacturing and warehousing facility at 645 Summer Street, Boston, MA. On February 28, 2001, we exercised our option to extend this lease for an additional five years. We believe that this space provides us with enough manufacturing space for our current operations and could support significant growth.

In March 1999, we assumed an office lease from Hayes Microcomputer Products, Inc. at 430 Frimley Business Park, Camberly Surrey, UK. The landlord has notified us that they would like to exercise their option to exercise the break clause in the lease in February 2003. We have agreed to this contract termination since the leased space exceeds our current requirements. We are looking for a smaller office to lease which should result in savings in rent expenses. We do not expect the moving expenses to be significant.

In July 2000, we entered into a sublease, as a tenant at will, for approximately 4,500 square feet at 1601 Clint Moore Road, Boca Raton, Florida. We primarily use this facility as a technical support facility. We entered into this sublease when we acquired the modem assets of Global Village and Boca Global.

ITEM 3 - LEGAL PROCEEDINGS

No material litigation.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered in this report.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "ZOOM." The following table sets forth, for the periods indicated, the high and low sale prices per share of common stock, as reported by the Nasdaq National Market.

Fiscal Year Ending December 31, 2000	High	Low
First Quarter	$ 18.875	$ 7.188
Second Quarter	14.125	4.250
Third Quarter	10.500	5.813
Fourth Quarter	8.125	3.125
Fiscal Year Ending December 31, 2001		
First Quarter	$ 4.500	$ 2.188
Second Quarter	3.320	2.250
Third Quarter	3.100	1.050
Fourth Quarter	1.800	1.100

As of March 20, 2002, there were 7,860,866 shares of our common stock outstanding and approximately 264 holders of record of our common stock.

Recent Sales of Unregistered Securities

We did not sell any unregistered securities during the fourth quarter of 2001.

Dividend Policy

We have never declared or paid cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth.

ITEM 6 - SELECTED FINANCIAL DATA

The following table contains our selected consolidated financial data and is qualified in its entirety by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. Our statement of operations data for the years ending December 31, 1999, 2000, and 2001 and our balance sheet data as of December 31, 2000 and 2001 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this report. Our statement of operations data for the years ending December 31, 1997 and 1998 and our balance sheet data as of December 31, 1997, 1998, and 1999 have been derived from our consolidated financial statements, which have been audited by KPMG LLP and are not included in this report. This data should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

	Years Ending December 31,				
	1997	1998	1999	2000	2001
	(In thousands) except share amounts				
Statement of Operations Data:					
Net sales	$ 63,816	$ 61,894	$ 64,088	$ 59,750	$ 43,709
Cost of goods sold	55,636	45,181	40,550	39,404	35,193
Gross profit	8,180	16,713	23,538	20,346	8,516
Operating expenses:					
Selling	11,103	11,801	13,571	12,714	9,620
General and administrative	4,957	4,976	6,276	6,228	7,938
Research and development	4,182	4,449	6,425	6,249	5,328
Total operating expenses	20,242	21,226	26,272	25,191	22,886
Operating loss	(12,062)	(4,513)	(2,734)	(4,845)	(14,370)
Other income (expense), net	741	1,074	737	469	(159)
Loss before income taxes	(11,321)	(3,439)	(1,997)	(4,376)	(14,529)
Income tax expense (benefit)	(4,189)	(1,287)	(588)	(1,299)	3,800
Net loss	(7,132)	(2,152)	(1,409)	(3,077)	(18,329)
Earnings (loss) per common and common equivalent share:					
Basic and diluted	$ (0.95)	$ (0.29)	$ (0.19)	$ (0.40)	$ (2.33)
Weighted average common and Common equivalent shares:					
Basic and diluted	7,469	7,474	7,483	7,757	7,861

	At December 31,				
	1997	1998	1999	2000	2001
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 35,064	$ 33,376	$ 29,573	$ 23,562	$ 18,218
Total assets	48,515	43,560	43,072	46,960	29,185
Long-term obligations	-	-	481	369	6,001
Total stockholders' equity	40,503	38,425	37,514	36,747	18,416

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements included elsewhere in this report and the information described under the caption "Risk Factors" below.

Overview

On February 28, 2002, we completed a change in our jurisdiction of incorporation from Canada to the State of Delaware. In connection with the change in jurisdiction, we changed our corporate name from Zoom Telephonics, Inc. to Zoom Technologies, Inc. These changes were accomplished through a process called a continuance under the laws of Canada and domestication under the laws of the State of Delaware. The Company continues to trade on the Nasdaq National Market under the symbol "ZOOM", and to operate through its wholly owned Delaware subsidiary, Zoom Telephonics, Inc., which has not changed its name.

We were established in 1977, and initially produced and marketed speed dialers and other specialty telephone accessories. We shipped our first dial-up modem in 1983 and our first dial-up faxmodem in 1990. In 2001, sales of dial-up faxmodems and related products comprised approximately 83% of our net sales. We sell our dial-up modems and related products both domestically and internationally through high-volume retailers and distributors, and to PC manufacturers and other OEMs. In 2000 and 2001, we made a significant investment in broadband modems, namely cable modems and ADSL modems, and wireless networking products. Our hope is to increase our sales of these products, in addition to other products including PC cameras and telephone dialers.

We continually seek to improve our product designs and manufacturing approach in order to reduce our costs. We pursue a strategy of outsourcing rather than internally developing our faxmodem chipsets, which are application-specific integrated circuits that form the technology base for our modems. By outsourcing the chipset technology, we are able to concentrate our research and development resources on modem system design, leverage the extensive research and development capabilities of our chipset suppliers, and reduce our development time and associated costs and risks. As a result of this approach, we are able to quickly develop new and innovative products while maintaining a relatively low level of research and development expense as a percentage of sales. We also outsource aspects of our manufacturing to contract manufacturers as a means of reducing our fixed labor costs and capital expenditures, and to provide us with greater flexibility in our production capacity.

The markets for dial-up faxmodems have been characterized by rapid technological change, frequent product introductions, evolving industry requirements, short product life cycles, and declining average selling prices. In recent years, the market for after-market sales of dial-up faxmodems has declined, as personal computer (PC) manufacturers have incorporated a modem as a built-in component in most consumer PCs. A new dial-up modem standard, known as V.92 may provide an improvement in after-market dial-up modem sales, but this improvement is dependent on the installation of compatible equipment by the Internet Service Providers. The installation of V.92 equipment by the Internet Service Providers has begun, but so far this has been deployed slowly.

In response to increased demand for faster connection speeds and increased modem functionality, we have invested resources to expand our product line to include cable and ADSL modems and other broadband access products. We are also planning to introduce a new generation of telephone dialers in the second quarter of 2002.

Critical Accounting Policies

The following is a discussion of what we view as our more significant accounting policies. These policies are also described in the notes to our consolidated financial statements. As described below, management judgments and estimates must be made and used in connection with the preparation of our financial statements. Material differences could result in the amount and timing of our revenue and expenses for any period if we made different judgments or used different estimates.

Revenue Recognition. We sell hardware products to our customers. The products include dial-up modems, embedded modems, cable modems, PC cameras, ISDN and ADSL modems, telephone dialers, and wireless and wired networking equipment. We generally do not sell software or services. We earn a small amount of royalty revenue. We derive our revenue primarily from the sales of hardware products to three types of customers:

- computer peripherals retailers,
- computer product distributors, and
- original equipment manufacturers (OEMs).

We sell a very small amount of our hardware products to direct consumers or to any customers via the Internet. We recognize revenue for all three types of customers at the point when the customers take legal ownership of the delivered products. Legal ownership passes from Zoom to the customer based on the contractual FOB point specified in signed contracts and purchase orders, which are both used extensively. Many of our customer contracts or purchase orders specify FOB destination. Since it would be impractical to verify ownership change for each individual delivery to the FOB destination point, we estimate the day the customer receives delivery based on our ship date and the carrier's published delivery schedule specific to the freight class and location.

Our revenues are reduced by certain events which are characteristic of hardware sales to computer peripherals retailers. These events are product returns, price protection refunds, store rebates, and consumer mail-in rebates. Each of these is accounted for as a reduction of revenue based on careful management estimates, which are reconciled to actual customer or end-consumer refunds and credits on a monthly or quarterly basis. The estimates for product returns are based on recent historical trends plus estimates for returns prompted by new product introductions, announced stock rotations, announced customer store closings, etc. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of sales return allowances. Our estimates for price protection refunds require a detailed understanding and tracking by customer, by sales program.

Estimated price protection refunds are recorded in the same period as the announcement of a pricing change. Information from customer inventory-on-hand reports or from direct communications with the customers is used to estimate the refund, which is recorded as a reserve against accounts receivable and a reduction of current period revenue. Our estimates for consumer mail-in rebates are comprised of actual rebate claims processed by the rebate redemption centers plus an accrual for an estimated lag in processing. Our estimates for store rebates are comprised of actual credit requests from the eligible customers.

For the quarter ending March 31, 2002, we plan to adopt FASB Emerging Issues Task Force Issue No. 00-14 "Accounting for Certain Sales Incentives" and Issue No. 00-25 "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." The application of the guidance in Issue No. 00-14 and No. 00-25 will result in a change in the manner in which we record certain types of discounts and sales and marketing incentives that are provided to our customers. We have historically recorded certain types of these incentives as marketing expenses. Under Issue No. 00-14 and No. 00-25, we will record these incentives as reductions of revenue for the current and prior periods. This change will reduce revenues, which, in turn, will reduce gross margins. The offset will be an equal reduction of selling expenses. There will not be a change in net income (loss) for either the historical periods restated or the quarter ending March 31, 2002. The impact of the adoption of Issue No. 00-14 and 00-25 on the years 2000 and 2001 is shown in footnote 4 to our accompanying audited consolidated financial statements. To ensure that the discounts and sales and marketing incentives are recorded in the proper period, we do extensive tracking and documenting by customer, by period, and by type of marketing event. This tracking includes reconciliation to the accounts receivable records for deductions taken by our customers for these discounts and incentives.

Accounts Receivable Valuation. We establish accounts receivable reserves for product returns, store rebates, consumer mail-in rebates, price protection refunds, and bad debt. These reserves are drawn down as actual credits are issued to the customer's accounts. We purchase accounts receivable insurance on virtually all of our invoices. In recent years, if any customer receivable could not be insured and we determined that collection of a fee was not reasonably assured, we did not accept the customer's order. Our bad-debt write-offs for 2000 and 2001 were .3% and .2% of total revenue, respectively.

Inventory Valuation and Cost of Goods Sold. Inventory is valued on a standard cost basis where the material standards are periodically updated for current material pricing. Reserves for obsolete inventory are established by management based on usability reviews performed each quarter. Our reserves against this inventory range from 0% to 100%, based on management's estimate of the probability that the materials will not be consumed. At December 31, 2001, 44% of the cost value of the excess over the projected five month usage was covered by our obsolescence reserve. We follow a different process for our broadband and wireless inventory. We do not believe that at the present time we can reliably determine the usability of our broadband inventory because of the inherent unpredictability of securing orders with the large cable operators and telephone companies that currently represent the majority of our opportunities for broadband product sales. In the second half of 2000, when industry expectations were very high for expansion of the broadband and wireless markets, we purchased parts to support our aggressive forecast for a ramp-up of sales of cable modems, ADSL modems, and wireless networking products. This resulted in a significant excess inventory position of materials. During 2001, the market selling prices for the broadband and wireless products declined significantly because of an industry-wide oversupply. During the year the sales prices for many of the products dropped below our cost and we then valued our inventory on a "lower of cost or market" basis. Our valuation process is to compare our cost to the selling prices each quarter, and if the selling price of a product is less than the "if completed" cost of our inventory, we permanently write-down the inventory on a "lower of cost or market" basis. At December 31, 2001, after the write-downs and the recording of excess and obsolete reserves, the net value of our broadband and wireless inventory is $4.1 million. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory.

We have entered into supply arrangements with suppliers of some components that include price and other concessions, including no-charge components, for meeting certain purchase requirements or commitments. Under these arrangements, we are committed to purchase at least $8.0 million of components over the 30-month period commencing on January 1, 2002, provided that those components are offered at competitive terms and prices. We are also required to purchase either a minimum percentage, as measured by unit purchases or dollar amount of a certain type of component from a supplier over a two-year period commencing on January 1, 2002. In connection with these arrangements, we are entitled to receive at least $3.0 million of no-charge components, based upon the supplier's market price for the components, and other pricing concessions based upon our purchase volumes. We received $1.2 million of these no-charge components in the fourth quarter of 2001. At December 31, 2001, the gross inventory value of $1.2 million was offset by a $1.2 million profit reserve in inventory, yielding a net inventory value of zero. We have received an additional $1.8 million of no-charge components during the first quarter of 2002. We expect that the $3.0 million total market value of "no charge" components will be consumed in our manufacturing process and shipped in finished products to customers in 2002. If this occurs, our cash flow in 2002 will improve by $3.0 million, as we expect to avoid the purchase and payment of an equivalent dollar amount. Our statement of operations will not reflect this same impact in 2002. The favorable impact to the Company's statement of operations will be recognized on a delayed basis as a purchase discount over the total number of components acquired through the supply agreement (see note 7 (b) to the consolidated financial statements).

Valuation and Impairment of Intangible Assets. We assess the impairment of our goodwill assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We recorded goodwill for two acquisitions, Tribe Computer Works, Inc. in 1996 and certain assets of Hayes Microcomputer Products, Inc. in 1998. The goodwill values for Tribe and Hayes were being amortized over 13 years and 5 years, respectively. In 2001, we determined that based on our history of negative cash flows from operations, a forecast of future positive cash flows could not be sufficiently relied upon to justify retaining the remaining goodwill assets on the consolidated balance sheet. Therefore, we recorded an impairment charge of $2.3 million in 2001. As of December 31, 2001, our net goodwill asset value on our consolidated balance sheet was zero.

Valuation and Impairment of Deferred Tax Assets. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes. This process involves the estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes and any valuation allowance recorded against our net deferred tax assets. In 2001, we recorded a $3.8 million income tax charge to reflect an additional increase in our deferred tax asset valuation allowance. This is equal to 100% of the tax benefits derived from our 2001 pre-tax losses and certain of our pre-tax losses prior to 2001. Management's decision to record the valuation allowance was based on the uncertain recoverability of the deferred tax asset balance. There is an exception for our specific tax planning strategy to sell our headquarters building in Boston. The amount of the projected tax profit from this sale has been used to support the $2.013 million deferred tax asset remaining on our balance sheet as of December 31, 2001. We believe that our accounting treatment is in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Results of Operations

The following table sets forth certain financial data for the periods indicated as a percentage of net sales:

	Years Ending December 31,		
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	63.3	65.9	80.5
Gross profit	36.7	34.1	19.5
Operating expenses:			
Selling	21.2	21.3	22.0
General and administration	9.8	10.4	18.2
Research and development	10.0	10.5	12.2
Total operating expenses	41.0	42.2	52.4
Operating loss	(4.3)	(8.1)	(32.9)
Other income (expense), net	1.2	.8	(.3)
Loss before income taxes	(3.1)	(7.3)	(33.2)
Income tax expense (benefit)	(0.9)	(2.2)	8.7
Net loss	(2.2)%	(5.1)%	(41.9)%

Year Ending December 31, 2001 Compared to Year Ending December 31, 2000

Net Sales. Our net sales decreased 26.8% to $43.7 million in 2001 from $59.8 million in 2000. Our sales decline resulted primarily from our 22% year-over-year net sales decline of dial-up modem units combined with a 10% average sales price decline. Our sales mix shifted slightly away from dial-up modems in 2001 compared to 2000. In 2000, 92% of our net sales were generated from sales of dial-up modem products. In 2001, 83% of our net sales were generated from sales of dial-up modem products. The change was due to an increased mix of sales for cable modems, embedded modems, and ISDN modems.

Our net sales in North America decreased by 36.0% to $27.2 million in 2001, compared to our net sales in 2000. Our 2001 international sales decreased by 4.2% to $16.5 million, compared to our net sales in 2000. The net sales decline in 2001 compared to 2000 in North America resulted from the overall dial-up modem U.S. market decline, the loss of Office Depot as a customer, and a decline in the average selling price of dial-up modems.

Gross Profit. Our gross profit was $8.5 million in 2001 compared to $20.3 million in 2000. Our gross profit as a percentage of net sales decreased to 19.5% in 2001 from 34.0% in 2000. The primary reason for this decline of 14.6 percentage points was $4.6 million of obsolescence and inventory revaluation expenses in 2001 compared to $.3 million in similar types of expenses in 2000. The major portion of the $4.6 million expense was for "lower of cost or market" write-downs of broadband inventory. The inventories in question were purchased in 2000. Excluding the $4.6 million and $.3 million of inventory obsolescence and revaluation in 2001 and 2000, respectively, our gross profit as a percentage of net sales in 2001 was 30.0% compared to 34.6% in 2000. This year-over-year 4.6 percentage points drop was primarily due to a production volume decrease, which resulted in higher fixed manufacturing costs per unit shipped, and the 10% average selling price decline for dial-up modems.

Selling Expenses. Selling expenses decreased 24.3% to $9.6 million in 2001 from $12.7 million in 2000. Selling expenses as a percent of net sales increased to 22.0% in 2001 from 21.3% in 2000. The $3.1 million decrease was the result of significant reductions in both variable and fixed selling expenses, including staff reductions, cooperative advertising, and sales commissions. The staff reductions took place throughout the year.

General and Administrative Expenses. General and administrative expenses increased $1.7 million to $7.9 million in 2001 from $6.2 million in 2000. The year-over-year increase resulted from a $2.3 million write-off of all of our positive goodwill assets discussed above under the caption "Critical Accounting Policies". Excluding the goodwill asset write-offs, general and administrative expenses decreased $.5 million, or 10%, to $5.6 million in 2001 from $6.2 million in 2000, or to 13.0% from 10.3% as a percentage of net sales, respectively. The $.5 million reduction of general and administrative expenses resulted primarily from reductions in personnel and related expenses, partially offset by increased legal expense and filing expenses associated with our recent change of our jurisdiction of incorporation from Canada to the United States. Staff reductions occurred throughout the year.

Research and Development Expenses. Research and development expenses decreased 14.7% to $5.3 million in 2001 from $6.2 million in 2000. Research and development expenses as a percent of net sales increased to 12.2% in 2001 from 10.5% in 2000. The dollar decrease in research and development expenses was due to reduced personnel and related expenses and industry and government approval costs, primarily associated with decreased engineering activity on broadband and wireless product development. Staff reductions occurred throughout the year.

Other income (expense). Other income (expense), net changed from income of $.47 million in 2000 to a loss of $.16 million in 2001. Included in other income (expense) are interest income (expense), other income and non-interest income, and equity losses of an affiliate.

- **Interest Income.** Interest income decreased to $.20 million in 2001 from $.45 million in 2000. The decrease was the result of our lower earned interest rate and lower average invested cash balance during 2001 compared to 2000. The average interest rate earned in 2001 was approximately 250 basis points lower in 2001 than in 2000.
- **Interest expense.** Interest expense increased to $.45 million in 2001 from $0 in 2000. The interest expense increase is due to the interest payments for the $6.0 million mortgage taken out in January 2001 on our headquarters building.
- **Equity in losses of affiliate.** Our affiliate equity losses were $.15 million in 2001 compared to $.22 million in 2000. Our investment balance in the affiliate has been reduced to $.06 million at December 31, 2001.

- **Other Income, Net.** Other income and non-interest income remained constant at $.24 million in 2001 and 2000. Activity in this account includes other income of $.12 million for an unexpected recovery of funds in a dispute. There was slightly lower rental income in 2001 compared to 2000.

Income Tax Expense (Benefit). We did not record any net tax benefit to offset our $14.5 million pre-tax loss in 2001. In addition, we recorded a $3.8 million income tax charge to increase our valuation allowance against our net deferred tax asset due to our operating results, both recent and projected, and the lower market value of our real estate. This accounting treatment is described in further detail under the caption "Critical Accounting Policies" above and in footnote 12 to the audited consolidated financial statements.

Year Ending December 31, 2000 Compared to Year Ending December 31, 1999

Net Sales. Our net sales decreased 6.8% to $59.8 million in 2000 from $64.1 million in 1999. Our sales decline resulted from overall lower average selling prices for our products, which offset an approximate 7% increase in unit sales in 2000 compared to 1999. In both 2000 and 1999, more than 90% of our sales were dial-up modem products.

Our net sales to retailers and distributors in the United States decreased by 5.9% to $40.2 million in 2000. Our sales decline was considerably less than the total retail market sales decline of dial-up modems in the USA. According to PC Data, a point-of-sale market tracking organization for the computer industry, our market share of dial-up modems at surveyed USA retailers increased in 2000 versus 1999 both in dollars and in unit sales.

Our worldwide net sales to OEM customers increased by 84.7% to $4.5 million in 2000, reflecting our first significant sale in the OEM embedded modem market.

Our international sales to retailers and distributors decreased by 21.0% to $15.0 million in 2000.

Gross Profit. Gross profit as a percentage of net sales decreased to 34.1% in 2000 from 36.7% in 1999. Our average selling prices declined year over year by more than 10%. Materials cost and manufacturing cost were also reduced but they could not be reduced to the same extent, yielding a gross profit reduction.

Selling Expenses. Selling expenses decreased 6.3% to $12.7 million in 2000 from $13.6 million in 1999. Selling expenses as a percent of net sales increased slightly to 21.3% in 2000 from 21.2% in 1999. The dollar decrease was primarily the result of reduced selling expenses in our United Kingdom office and reduced commissions.

General and Administrative Expenses. General and administrative expenses decreased .8% to $6.2 million in 2000 from $6.3 million in 1999. General and administrative expenses as a percent of net sales increased to 10.4% in 2000 from 9.8% in 1999. The dollar decrease was primarily due to the result of reduced legal expenses, administrative support costs in our office in the United Kingdom, and bad debt expense, which were partially offset by increases in depreciation and amortization expenses and employee health insurance.

Research and Development Expenses. Research and development expenses decreased 2.8% to $6.2 million in 2000 from $6.4 million in 1999. Research and development expenses as a percent of net sales increased to 10.5% in 2000 from 10.0% in 1999. The dollar decrease in research and development expenses was primarily due to reduced expenses in our United Kingdom office and lower spending for reproduction materials, consultants, and recruiting which was partially offset by increases in spending for industry and government approvals.

Interest Income. Net interest income decreased to $.45 million in 2000 from $.55 million in 1999. The decrease was the result of our lower average cash balances during 2000 compared to 1999. The interest income impact of lower average cash balances was partially offset by higher interest rates. The interest rate earned in 2000 was approximately 90 basis points higher than earned in 1999.

Equity in Losses of Affiliate. Our affiliate equity losses were $.22 million in 2000 compared to $.02 million in 1999. Our original investment in the affiliate was $.3 million.

Other Income, Net. Other income and non-interest income increased to $.24 million in 2000 from $.22 million in 1999. The increase was primarily the result of higher rental income in 2000 compared to 1999.

Income Tax Benefit. Our tax benefit of $1.3 million in 2000 represents an effective tax rate of 29.7% compared to a 29.5% rate in 1999. In both 1999 and 2000, we determined that it was more likely than not that certain state tax benefits would not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and other matters in making this assessment. As a result of our evaluation of these factors, we recorded an additional valuation allowance of $.4 million against our deferred tax asset. The additional valuation allowance was the result of our assessment that some portion of the benefits from the net operating losses for state tax purposes incurred by us might not be realized in future periods.

Liquidity and Capital Resources

For the past three years, we have incurred negative cash flows from operations. On December 31, 2001, we had working capital of $18.2 million, including $5.3 million in cash and cash equivalents.

In 2001, our net cash used in operating activities was $2.6 million. Uses of cash were our operating loss of $18.3 million, a decrease of accounts payable and accrued expenses of $5.2 million, and an increase in prepaid expenses of $.3 million. Sources of cash included a decrease of inventory of $10.8 million (see below), a decrease in accounts receivable of $2.3 million, and the following 2001 non-cash expenses: an impairment of deferred tax assets of $3.8 million, an impairment of goodwill of $2.3 million, depreciation and amortization of $1.8 million, and other non-cash expenses of $.2 million.

Our significant inventory reduction of $10.8 million included a non-cash write-down of $4.6 million related to the write-down to the lower of cost or market and the recording of excess and obsolescence reserves, reduced inventories needed to support our lower sales level in 2001, an operational improvement in dial-up modem inventory turnover, and to a lesser extent, the usage of excess broadband and wireless inventories that were largely purchased in 2000. The excess inventories were purchased in 2000 to support an aggressive production plan for new broadband cable and ADSL modem products and wireless networking products. The production plan was a key element of our overall plan to aggressively enter the broadband modem and wireless networking markets. In 2000, these markets were widely forecasted to begin dramatic growth in 2001, which was expected to continue throughout the decade. The market expansion in 2001 was more modest than expected and, partly as a result, we were not as successful as we had planned. At December 31, 2001, after the consumption of some of the excess inventory in 2001, the write-down for lower of cost or market valuation, and the recording of excess and obsolescence reserves, the remaining carrying value of the excess broadband and wireless inventories was $4.1 million.

In 2001, our net cash used in investing activities was $.8 million, which consisted of additions to property, plant and equipment of $.7 million and the investment in an affiliate of $.1 million. In 2001, we obtained a mortgage on our corporate headquarters, which provided financing of $6 million. Currently we do not have a debt facility from which we can borrow, and we do not expect to obtain one on acceptable terms unless there is operating performance improvement. However, we believe we would be able to obtain funds, if and when required, by factoring accounts receivable. We have engaged in preliminary negotiations with a financial organization, but we do not plan to put anything in place until and unless it is necessary since there would be an up-front cost to finalize the arrangement.

To conserve cash and manage our liquidity, we have implemented expense reductions throughout 2001 and in the first quarter of 2002. Our employee headcount was 313 at December 31, 2000, which has been reduced to 199 at March 20, 2002. We will continue to assess our cost structure as it relates to our revenues and cash position in 2002, and we may make further reductions if the actions are deemed necessary.

In addition to expense reductions, our liquidity in 2002 is expected to be enhanced by the utilization of approximately $3.0 million of "no charge" components, as a result of supply agreements entered in 2001. Under these arrangements, we are committed to purchase at least $8.0 million of components over the 30-month period commencing January 1, 2002, provided that those components are offered at competitive terms and prices. The utilization of "no-charge" components will supplement our cash flow in 2002, as we will be able to avoid the purchase and payment of an equivalent dollar amount of inventory. The favorable impact to our statement of operations will be recognized on a delayed basis as a purchase discount over the total number of components acquired through the supply agreement (see note 7 (b) to the consolidated financial statements).

On December 31, 2001 we had $4.1 million net inventory in broadband and wireless products and components. This inventory was paid for in 2000 and 2001. Sales of products in 2002 using any portion of this inventory will enhance our liquidity in 2002, as we will be able to avoid the purchase and payment of an equivalent dollar amount of new materials. We are currently selling cable modems and wireless products that consume a portion of this inventory and we are aggressively pursuing additional orders in markets worldwide.

Trends including the bundling of dial-up modems into computers and the increased popularity of broadband modems lower the total available market through our sales channels. Because of this, our dial-up modem sales are unlikely to grow unless we grow our market share, or the new V.92 and V.44 modem standards grow sales through our channels. If our dial-up modem sales do not grow, our future success will depend in large part on our ability to successfully penetrate the broadband modem, networking and dialer markets.

Our cash position at December 31, 2001 was $5.3 million. Management believes it has sufficient resources to fund its planned operations over the next 12 months. However, if we are unable to increase our revenues, reduce our expenses, or raise capital, our longer-term ability to continue as a going concern and achieve our intended business objectives could be adversely affected. See "Risk Factors" below, for further information with respect to events and uncertainties that could harm our business, operating results, and financial condition.

Commitments

We lease a manufacturing and warehousing facility in Boston, Massachusetts, an office facility in Camberley, United Kingdom, and a technical support facility in Boca Raton, Florida. The Boston, Massachusetts lease expires in August 2006 and the Boca Raton lease is a "tenant at will" lease. In March 1999, we assumed an office lease from Hayes Microcomputer Products, Inc. at 430 Frimley Business Park, Camberley Surrey, UK. The landlord has notified us that they would like to exercise their option to exercise the break clause in the lease in February 2003. We have agreed to this contract termination since the leased space exceeds our current requirements. We are looking for a smaller office to lease which should result in savings in rent expenses. We do not expect the moving expenses to be significant. Our total rent expense under our operating leases was approximately $0.5 million in 2001.

Our estimated future minimum rental payments, excluding executory costs, under these operating leases are set forth in the table below. We are currently in dispute over the amount of rent due under our lease for our Boston, Massachusetts facility. Our estimates below use as an assumption the amount of rent that is being sought by our landlord. For our Camberley UK lease, the estimates use the assumption that our future lease costs will be the same as our current lease costs.

See discussion of purchase commitments under Liquidity and Capital Resources. The purchase commitment column reflects management's estimate of the timing of purchases under the 30 month purchase commitment.

Year	Operating Leases	Purchase Commitments	Total
2002	$ 696,735	$ 2,500,000	$ 3,196,735
2003	678,647	5,500,000	6,178,647
2004	691,174	-	691,174
2005	692,313	-	692,313
2006	466,481	-	466,481
Thereafter	170,488	-	170,488

During 2001, we paid $513,500 in escrow as a deposit on a building in Boston, Massachusetts we were seeking to acquire. Of this deposit, $25,000 was nonrefundable. Subsequently, negotiations stalled. While we believe that we are entitled to a return of the $488,500 refundable portion of the deposit, plus interest, the property-owner has objected, and the funds are being retained in escrow. Without pursuit of the arrangement, described below, we would likely need to seek legal remedies to obtain a return of the refundable portion of our original deposit. The arrangement being pursued is that we, along with other investors related to us, including Frank Manning, our President and a director, and Peter Kramer, our Executive Vice President and a director, have engaged in further ongoing negotiations with the property owner, whereby the group of investors are intending to acquire the building, with Zoom participating as a minority investor. Under this arrangement, upon acceptance, we would receive a pro rata portion, anticipated to be $390,800, of the refundable portion of our deposit plus interest from the other investors. If the group ultimately acquires the building, the $390,000 plus interest would be applied to our investment in the entity acquiring the property, which we would not expect to exceed $540,000. We would also have a right to sell our investment to the other investors through January 5, 2003. Should we exercise our sale right, we would recover the full amount of the refundable portion of our deposit and any additional investment we make in the entity acquiring the property. In addition, under this arrangement, we would have the right to purchase the other investors' interests in the building through December 31, 2005 in accordance with a prearranged formula.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" (SFAS 141) and SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of SFAS 142 are effective upon the adoption of SFAS 142. We are required to adopt SFAS 141 and SFAS 142 at the beginning of 2002. We believe the adoption of these accounting standards will not have any material effect on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment on Disposal of Long-Lived Assets (SFAS 144), effective for fiscal years beginning after December 15, 2001. This statement addresses the financial accounting and reporting for the impairment and disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed (SFAS 121). Under the new rules, the criteria required for classifying an asset as held-for-sale have been significantly changed. Assets held-for-sale are stated at the lower of their fair values or carrying amounts, and depreciation is no longer recognized. In addition, the expected future operating losses from discontinued operations will be displayed in discontinued operations in the period in which the losses are incurred rather than as of the measurement date. More dispositions will qualify for discontinued operations treatment in the statement of operations under the new rules. This statement will not have a material impact on our operations or financial position.

FASB Emerging Issues Task Force Issue No. 00-14 "Accounting for Certain Sales Incentives" addresses the recognition, measurement, and income statement classification for certain types of sales incentives. The application of the guidance in Issue No. 00-14 will result in a change in the manner in which the Company records certain types of discounts and sales and marketing incentives that are provided to its customers. The Company has historically recorded certain types of these incentives as marketing expenses. Under Issue No. 00-14, the Company will record these discounts and incentives as reductions of revenue. In April 2001, the FASB Emerging Issues Task Force reached a consensus on Issue No. 00-25 "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". Issue No. 00-25 addresses whether certain consideration offered by a vendor to a distributor, including slotting fees, cooperative advertising arrangements and "buy-down" programs, should be characterized as operating expenses or reductions of revenue. Issue No. 00-14 and 00-25 are required to be implemented no later than the first fiscal quarter of 2002, at which time prior period reported amounts will be reclassified to conform to the new presentation. Pro forma disclosures reflecting the reclassification of both previously reported as well as current year reported revenues and sales and marketing expenses based on the application of the guidance in Issue No. 00-14 and Issue No. 00-25 are presented in note 4 to the audited consolidated financial statements. There is no current year or historical impact on our consolidated balance sheets.

	Years ending December 31,		
	1999	2000	2001
Revenues:			
As previously reported	$ 64,088,384	$ 59,750,187	$ 43,709,528
As reclassified	62,228,216	57,708,456	41,570,276
Sales and Marketing expenses:			
As previously reported	13,571,083	12,713,756	9,619,549
As reclassified	11,710,915	10,672,025	7,480,297

RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties, such as statements of our objectives, expectations and intentions. The cautionary statements made in this report should be read as applicable to all forward-looking statements wherever they appear in this report. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this report.

Our revenues have declined and we have incurred significant losses and used significant cash in operations over the last three years.

We incurred net losses of approximately $18.3 million in fiscal 2001, $3.1 million in fiscal 2000 and $1.4 million in fiscal 1999. During these periods our revenue declined from $64.1 million in 1999 to $59.8 million in 2000 and $43.7 million in 2001. The cash used in operations during these periods was $2.6 million in 2001, $8.0 million in 2000 and $2.7 million in 1999. As of December 31, 2001 we had net working capital of $18.2 million including cash and cash equivalents of $5.3 million.

We attribute the decline of our business primarily to a decline in the retail dial-up modem market, and delays in our penetration of the broadband modem and wireless local area network markets. We anticipate that we will continue to incur significant expenses for the foreseeable future as we:

- continue to develop and seek appropriate approvals for our dial-up modem, broadband access, wireless local area network, Internet gateway, and dialer products; and
- continue to make efforts to expand our sales channels internationally, and into new channels appropriate to our new product areas.

Although we have reduced our operating expense levels significantly, our revenues must increase or we will continue to incur operating losses. We cannot guarantee that our expenditures will significantly increase or halt the decline in our revenues. Although we believe that we have sufficient resources to fund our planned operations over the next year, if we fail to increase our revenues, our longer-term ability to stay in business and to achieve our intended business objectives could be adversely effected. Our continuing losses and use of cash could also adversely affect our ability to fund the growth of our business should our strategies prove successful.

To stay in business we may require future additional funding which we may be unable to obtain on favorable terms, if at all.

Over the next twelve months, we may require additional financing for our operations either to fund losses beyond those we anticipate or to fund growth in our inventory and accounts receivable should growth occur. We currently do not have a debt facility from which we can borrow and we do not expect to obtain one on acceptable terms unless our operating performance improved. Additional financing may not be available to us on a timely basis if at all, or on terms acceptable to us. If we fail to obtain acceptable additional financing when needed, we may be required to further reduce planned expenditures or forego business opportunities, which could reduce our revenues, increase our losses, and harm our business. Moreover, additional equity financing could dilute the per share value of our common stock held by current shareholders, while additional debt financing could restrict our ability to make capital expenditures or incur additional indebtedness, all of which would impede our ability to succeed.

Our existing indebtedness could prevent us from obtaining additional financing and harm our liquidity.

In January 2001, we obtained a $6 million, 20 year direct reduction mortgage from a bank, secured by our owned real estate in Boston, Massachusetts. Our outstanding indebtedness could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes. Our existing indebtedness could also make us more vulnerable to economic downturns and competitive pressures, make it more difficult to obtain additional debt financing, and adversely affect our liquidity. In the event of a cash shortfall, we could be forced to reduce other expenditures to meet our requirements with respect to our outstanding debt. Our ability to meet our obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations. Many of these factors are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of these obligations or obtain additional financing in order to stay in business.

Our revenues and operating results have been adversely affected because of a decline in average selling prices for our dial-up modems and because of the decline in the retail market for dial-up modems.

The dial-up modem industry has been characterized by declining average selling prices and a declining retail market. The decline in average selling prices is due to a number of factors, including technological change, lower component costs, and competition. The decline in the size of the retail market for dial-up modems is primarily due to the inclusion of dial-up modems as a standard feature contained in new PCs, and the advent of broadband products. As the market for cable and ADSL modems matures and competition between cable and ADSL service providers intensifies, it is likely that there will be increased retail distribution of cable and ADSL modems. While increased retail sale of broadband modems could increase our sales of these products, it could further reduce demand for our dial-up modems. Decreasing average selling prices and reduced demand for our dial-up modems would result in decreased revenue for dial-up modems. In addition, we have experienced and we may in the future experience substantial period to period fluctuations in operating results.

We believe that our future success will depend in large part on our ability to more successfully penetrate the broadband modem markets, which have been challenging markets, with significant barriers to entry.

With the shrinking of the dial-up modem market, we believe that our future success will depend in large part on our ability to more successfully penetrate the broadband, cable and ADSL, modem markets. These markets have been challenging markets, with significant barriers to entry, that have adversely affected our sales to these markets. Although some cable and ADSL modems are sold at retail, the high volume purchasers of these modems are concentrated in a relatively few large cable, telecommunications and internet service providers which offer broadband modem services to their customers. These customers, particularly cable services providers, also have extensive and varied approval processes for modems to be approved for use on their network that can be expensive, time consuming, and continue to evolve. Successfully penetrating the broadband modem market therefore presents a number of challenges including:

- the current limited retail market for broadband modems;
- the relatively small number of cable, telecommunications and internet service provider customers that make up a substantial part of the market for broadband modems;
- the significant bargaining power of these large volume purchasers;
- the time consuming, expensive, uncertain and varied approval process of the various cable service providers; and
- the strong relationships with cable service providers enjoyed by incumbents cable equipment providers like Motorola and Scientific Atlanta.

Our initial sales of broadband products have been adversely affected by all of these factors. We cannot assure that we will be able to successfully penetrate these markets.

Continued fluctuations in our operating results could cause the market price of our common stock to fall.

Our operating results have fluctuated in the past and are likely to fluctuate in the future. It is possible that our revenues and operating results will be below the expectations of investors in future quarters. If we fail to meet or surpass the expectations of investors, the market price of our common stock will most likely fall. Factors that have affected and may in the future affect our operating results include:

- the overall demand for dial-up, cable and ADSL modems, wireless local area network products, Internet gateway products, dialers, and other communications products;
- the timing of new product announcements and releases by us and our competitors;
- successful testing, qualification and approval of our products, such as Cablelabs® qualification of cable modems, telephone company qualification of ADSL modems, approval by service providers for use on their networks, and governmental approvals;
- variations in the number and mix of products we sell;
- the timing of customer orders and adjustments of delivery schedules to accommodate our customers' programs;
- the availability of components, materials and labor necessary to produce our products;

- the timing and level of expenditures in anticipation of future sales;
- pricing and other competitive conditions; and
- seasonality.

Our customer base is concentrated and the loss of one or more of our customers could harm our business.

Relatively few customers have accounted for a significant portion of our net sales. In fiscal 2001, approximately 53% of our net sales were attributable to four customers, each of whom accounted for more than 10% of our net sales. Because our customer base is concentrated, a loss of one or more of these significant customers or a reduction or delay in orders or a default in payment from any of our top customers could significantly reduce our sales which would materially harm our business, results of operations, and financial condition.

Our failure to meet changing customer requirements and emerging industry standards would adversely impact our ability to sell our products.

The market for PC communications products and high-speed broadband access products is characterized by aggressive pricing practices, continually changing customer demand patterns, rapid technological advances, emerging industry standards and short product life cycles. Some of our product developments and enhancements have taken longer than planned and have delayed the availability of our products, which adversely affected our sales and profitability in the past. Any significant delays in the future may adversely impact our ability to sell our products, and our results of operations and financial condition may be adversely affected. Our future success will depend in large part upon our ability to:

- identify and respond to emerging technological trends in the market;
- develop and maintain competitive products that meet changing customer demands;
- enhance our products by adding innovative features that differentiate our products from those of our competitors;
- bring products to market on a timely basis;
- introduce products that have competitive prices;
- manage our product transitions, inventory levels and manufacturing processes efficiently;
- respond effectively to new technological changes or new product announcements by others;

Our product cycles tend to be short, and we may incur significant non-recoverable expenses or devote significant resources to sales that do not occur when anticipated. In the rapidly changing technology environment in which we operate, product cycles tend to be short. Therefore, the resources we devote to product development, sales and marketing may not generate material revenues for us. In addition, short product cycles has resulted in and may in the future result in excess and obsolete inventory, which has had and may in the future have an adverse affect on our results of operations. In an effort to develop innovative products and technology, we have incurred and may in the future incur substantial development, sales, marketing, and inventory costs. If we are unable to recover these costs, our financial condition and operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions and we still have higher cost products in inventory, our business would be harmed and our results of operations and financial condition would be adversely affected.

Our operating results have been adversely affected because of price protection programs.

Our operating results have been adversely affected by reductions in average selling prices because we gave credits to some of our customers as a result of contractual price protection guarantees. Specifically, when we reduce the price for a product, the customer receives a credit for the difference between the customer's most recent purchase price and our reduced price for the product, for all unsold product at the time of the price reduction. For fiscal 2001, we recorded a reduction of revenue of $.9 million for customer price protection.

We may be subject to product returns resulting from defects, or from overstocking of our products. Product returns could result in the failure to attain market acceptance of our products, which would harm our business.

If our products contain undetected defects, errors or failures, we could face:

- delays in the development of our products;
- numerous product returns; and

- other losses to us or to our customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of our products, either of which would reduce our sales and harm our business. We are also exposed to the risk of product returns from our customers as a result of contractual stock rotation privileges and our practice of assisting some of our customers in balancing their inventories. Overstocking has in the past led and may in the future lead to higher than normal returns.

Our failure to effectively manage our inventory levels could materially and adversely affect our liquidity and harm our business.

During fiscal 2000, in anticipation of future sales of our recently introduced broadband access products, particularly cable modems, we significantly increased our inventory for these products. We also built up this inventory in response to shortages of components for these products earlier in that year. Since that time, most of these component shortages have been alleviated. We have also had difficulty in generating significant orders for some of our products, particularly broadband products, and as a result, we experienced a significant increase in our inventory, to $21.9 million on December 31, 2000 from $14.3 million on December 31, 1999. During fiscal 2001, we were able to reduce our inventory levels to $11.1 million as a result of sales, raw material returns to suppliers and the write-down of value of some of our inventory by $4.6 million. Our failure to effectively manage our inventory may adversely affect our liquidity and increases the risk of inventory obsolescence, a decline in market value of the inventory, or losses from theft, fire or other casualty.

We may be unable to produce sufficient quantities of our products because we depend on third party manufacturers. If these third party manufacturers fail to produce quality products in a timely manner, our ability to fulfill our customer orders would be adversely impacted.

We use contract manufacturers to partially manufacture our products. We use these third party manufacturers to help ensure low costs, rapid market entry, and reliability. Any manufacturing disruption could impair our ability to fulfill orders, and failure to fulfill orders would adversely affect our sales. Although we currently use four contract manufacturers for the bulk of our purchases, in some cases a given product is only provided by one of these companies. The loss of the services of our any of our significant third party manufacturers or a material adverse change in the business of or our relationships with any of these manufacturers could harm our business. Since third parties manufacture our products and we expect this to continue in the future, our success will depend, in part, on the ability of third parties to manufacture our products cost effectively and in sufficient quantities to meet our customer demand.

We are subject to the following risks because of our reliance on third party manufacturers:

- reduced management and control of component purchases;
- reduced control over delivery schedules;
- reduced control over quality assurance;
- reduced control over manufacturing yields;
- lack of adequate capacity during periods of excess demand;
- limited warranties on products supplied to us;
- potential increases in prices;
- interruption of supplies from assemblers as a result of a fire, natural calamity, strike or other significant event; and
- misappropriation of our intellectual property.

We may be unable to produce sufficient quantities of our products because we obtain key components from, and depend on, sole or limited source suppliers.

We obtain certain key parts, components and equipment from sole or limited sources of supply. For example, we purchase dial-up and broadband modem chipsets from Conexant Systems (formerly Rockwell) and Agere Systems (formerly Lucent Technologies). Integrated circuit product areas covered by one or both companies include dial-up modems, ADSL modems, cable modems, networking, routers, and gateways. We also purchase ADSL chipsets from Globespan and we purchase chipsets for our wireless network interface cards from Intersil Corporation. In the past, we have experienced delays in receiving shipments of modem chipsets from our sole source suppliers. We may experience similar delays in the future. In addition, some products may have other components that are available from only one source. If we are unable to obtain a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage relationships with our customers and our customers could decide to purchase products from our competitors. Inability to meet our customers' demand or a decision by one or more of our customers to purchase products from our competitors could harm our operating results.

Our failure to satisfy minimum purchase requirements or commitments we have with our sole source suppliers could have an adverse affect on our results of operations.

We have entered into supply arrangements with suppliers of some components that include price and other concessions, including no-charge components, for meeting minimum purchase requirements or commitments. Our business and results of operations could be harmed if we fail to satisfy the minimum purchase requirements or commitments contained in our supply arrangements.

The market for high-speed communications products and services has many competing technologies and, as a result, the demand for our products and services is uncertain.

The market for high-speed communications products and services has a number of competing technologies. For instance, Internet access can be achieved by:

- using a standard telephone line and appropriate service for dial-up modems, ISDN modems, or ADSL modems, possibly in combination;
- using a cable modem with a cable TV line and cable modem service;
- using a router and some type of modem to service the computers connected to a local area network; or
- other approaches, including wireless links to the Internet.

Although we currently sell products that include these technologies, the market for high-speed communication products and services is fragmented and still in its development stage. The introduction of new products by competitors, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render and have in the past rendered our products less competitive or obsolete. If any of these events occur, we may be unable to sustain or grow our business. In addition, if any of one or more of the alternative technologies gain market share at the expense of another technology, demand for our products may be reduced, and we may be unable to sustain or grow our business.

We face significant competition, which could result in decreased demand for our products or services.

We may be unable to compete successfully. A number of companies have developed, or are expected to develop, products that compete or will compete with our products. Furthermore, many of our current and potential competitors have significantly greater resources than we do. Intense competition, rapid technological change and evolving industry standards could decrease demand for our products or make our products obsolete.
Our competitors by product group include the following:

- Dial-up modem competitors: Actiontec, Askey, Best Data, Creative Labs, Elsa, GVC, Intel, SONICblue, and US Robotics.
- Cable modem competitors: Motorola, Samsung, Scientific Atlanta, Thomson, and Toshiba.
- ADSL modem competitors Siemens (formerly Efficient Networks) and Westell.
- Wireless Local Area Network competitors: 3Com, Agere, Buffalo Technologies, Cisco Systems, D-link, Intel, Linksys, Proxim, and SMC.

The principal competitive factors in our industry include the following:

- product performance, features and reliability;
- price;
- product availability and lead times;
- size and stability of operations;
- breadth of product line;
- sales and distribution capability;
- tailoring of product to local market needs, sometimes including packaging, documentation, software, and support in the local language;

- ease of use and technical support and service;
- relationships with providers of broadband access services; and
- compliance with industry standards.

Our business is dependent on the Internet and the development of the Internet infrastructure.

Our success will depend in large part on increased use of the Internet to increase the demand for high-speed communications products. Critical issues concerning the commercial use of the Internet remain largely unresolved and are likely to affect the development of the market for our products. These issues include security, reliability, cost, ease of access, and quality of service.

Our success also will depend on the continued growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and that require high bandwidth. The recent growth in the use of the Internet has caused frequent periods of performance degradation. This has required the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet.

Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Potentially increased performance provided by our products and the products of others ultimately is limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our products will depend on improvements being made to the entire Internet infrastructure to alleviate overloading.

Changes in current or future laws or governmental regulations that negatively impact our products and technologies could harm our business.

The jurisdiction of the Federal Communications Commission, or the FCC, extends to the entire United States communications industry including our customers and their products and services that incorporate our products. Our products are also required to meet the regulatory requirements of other countries throughout the world where our products are sold. Obtaining government regulatory approvals is time-consuming and very costly. In the past, we have encountered delays in the introduction of our products, such as our cable modems, as a result of government certifications. We may face further delays if we are unable to comply with governmental regulations. Delays caused by the time it takes to comply with regulatory requirements may result in cancellations or postponements of product orders or purchases by our customers, which would harm our business.

Our international operations are subject to a number of risks inherent in international activities.

Our international sales accounted for approximately 29% of our revenues in fiscal 1999, 29% in fiscal 2000 and 38% in fiscal 2001. The revenues we received from international sales were significantly impacted by our Hayes European operation, which we began operating in March 1999. Currently our operations are significantly dependent on our international operations, and may be materially and adversely affected by many factors including:

- international regulatory and communications requirements and policy changes;
- favoritism towards local suppliers;
- local language and technical support requirements;
- difficulties in inventory management, accounts receivable collection and the management of distributors or representatives;
- difficulties in staffing and managing foreign operations;
- political and economic changes and disruptions;
- governmental currency controls;
- shipping costs;
- currency exchange rate fluctuations; and
- tariff regulations.

We anticipate that our international sales will continue to account for a significant percentage of our revenues. If foreign markets for our current and future products develop more slowly than currently expected, our future results of operations may be harmed.

Fluctuations in the foreign currency exchange rates in relation to the U.S. dollar could have a material adverse effect on our operating results.

Changes in currency exchange rates that increase the relative value of the U.S. dollar may make it more difficult for us to compete with foreign manufacturers on price, or may otherwise have a material adverse effect on our sales and operating results. A significant increase in our foreign currency denominated sales would increase our risk associated with foreign currency fluctuations.

Our future success will depend on the continued services of our executive officers and key research and development personnel with expertise in hardware and software development.

The loss of any of our executive officers or key research and development personnel, the inability to attract or retain qualified personnel in the future or delays in hiring skilled personnel could harm our business. Competition for skilled personnel is significant. We may be unable to attract and retain all the personnel necessary for the development of our business. In addition, the loss of Frank B. Manning, our president and chief executive officer, or Peter Kramer, our executive vice president, some other member of the management team, a key engineer, or other key contributors, could harm our relations with our customers, our ability to respond to technological change, and our business.

Our business may be harmed by acquisitions we may complete in the future.

We may pursue acquisitions of related businesses, technologies, product lines or products. Our identification of suitable acquisition candidates involves risk inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management's attention, risk of increased leverage, shareholder dilution, risk associated with unanticipated problems; and risks associated with liabilities we assume.

We may have difficulty protecting our intellectual property.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks, and licensing arrangements to protect our intellectual property. The steps we take to protect our technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. We have more intellectual property assets in some countries than we do in others. In addition, the laws of some foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This may make the possibility of piracy of our technology and products more likely. We cannot assure that the steps that we have taken to protect our intellectual property will be adequate to prevent misappropriation of our technology.

We could infringe the intellectual property rights of others.

Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses. We cannot assure that the terms of any licenses we may be required to seek will be reasonable. We are often indemnified by our suppliers relative to certain intellectual property rights; but these indemnifications do not cover all possible suits, and there is no guarantee that a relevant indemnification will be honored by the indemnifying company.

Our executive officers and directors may control certain matters to be voted on by the shareholders. These officers and directors may vote in a manner that is not in your best interests.

Our executive officers and directors beneficially own, in the aggregate as of March 20, 2002, approximately 22.3% of our outstanding common stock. As a result, these shareholders could significantly influence certain matters to be voted on by the shareholders. These matters include the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. These executive officers and directors may vote as shareholders in a manner that is not in your best interests.

The volatility of our stock price could adversely affect an investment in our common stock.

The market price of our common stock has been and may continue to be highly volatile. We believe that a variety of factors have caused and could in the future cause the stock price of our common stock to fluctuate, including:

- announcements of developments related to our business, including announcements of certification by the FCC or other regulatory authorities of our products or our competitors products;
- quarterly fluctuations in our actual or anticipated operating results, assets, liabilities, and order levels;
- general conditions in the US and worldwide economies;
- announcements of technological innovations;
- new products or product enhancements introduced by us or our competitors;
- developments in patents or other intellectual property rights and litigation; and
- developments in our relationships with our customers and suppliers.

In addition, in recent years the stock market in general and the markets for shares of small capitalization and "high-tech" companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any fluctuations in the future could adversely affect the market price of our common stock and the market price of our common stock may decline.

ITEM 7A.

We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our capital until we are required to fund operations, including our research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to the risk of a decline in interest rates.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ZOOM TECHNOLOGIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting or financial disclosure during the period covered by this report.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item appears under the caption "Our Executive Officers " in Part 1, Item 1 -- Business, and under the captions "Election of Directors" and "Compliance With Section 16(a) of the Securities Exchange Act" in our definitive proxy statement for our 2002 annual meeting of shareholders which will be filed with the SEC in April 2002, pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 11 - EXECUTIVE COMPENSATION

Information required by this item appears under the captions "Executive Compensation," "Directors' Compensation", in our definitive proxy statement for our 2002 annual meeting of shareholders which will be filed with the SEC in April 2002, pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this item appears under the captions "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2002 annual meeting of shareholders which will be filed with the SEC in April 2002, pursuant to Regulation 14A, and is incorporated herein by reference.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item may appear under the caption "Certain Transactions" in our definitive proxy statement for our 2002 annual meeting of shareholders which will be filed with the SEC in April 2002, pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

ITEM 14 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) *Financial Statements, Schedules and Exhibits:*

(1), (2) The consolidated financial statements and required schedules are indexed on page F-1.

(3) Exhibits required by the Exhibit Table of Item 601 of SEC Regulation S-K. (Exhibit numbers refer to numbers in the Exhibit Table of Item 601.)

2.1 Asset Purchase Agreement Between Zoom Telephonics, Inc. and Hayes Microcomputer Products, Inc. dated March 8, 1999, filed as Exhibit 2.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (the "March 1999 Form 10-Q"). *

2.2 Asset Purchase Agreement Between Zoom Telephonics, Inc. and Hayes Microcomputer Products, Inc. dated March 28, 1999, filed as Exhibit 2.2 to the March 1999 Form 10-Q. *

3.1 Certificate of Incorporation, filed as Exhibit 3.1 to Zoom Technologies, Inc. Current Report on Form 8-K dated February 28, 2002, filed with the Commission on March 4, 2002 (the "March 2002 Form 8-K). *

3.2 By-Laws of Zoom Technologies, Inc., filed as Exhibit 3.2 to the March 2002 Form 8-K. *

**10.1 1990 Stock Option Plan, as amended, of Zoom Telephonics, Inc., filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998. *

**10.2 1991 Director Stock Option Plan, as amended, of Zoom Telephonics, Inc., filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 (the "June 1996 Form 10-Q") and as further amended on June 14, 2001, filed as Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ending December 31, 2001. *

10.3 Lease between Zoom Telephonics, Inc. and "E" Street Associates, filed as Exhibit 10.5 to the June 1996 Form 10-Q. *

10.4 Form of Indemnification Agreement, filed as Exhibit 10.6 to the June 1996 Form 10-Q. *

**10.5 Letter Agreement between Zoom and an executive officer, filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2000. *

**10.6 Employment Agreement, filed as Exhibit 10.9 to the 1997 Form 10-K. *

10.7 Mortgage, Security Agreement and Assignment between Zoom and Wainwright Bank & Trust Company, filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (the "March 2001 Form 10-Q"). *

10.8 Commercial Real Estate Promissory Note, between Zoom and Wainwright Bank & Trust Company, filed as Exhibit 10.2 to the March 2002 Form 10-Q. *

21. Subsidiaries. *

23. Consent of KPMG LLP.

(b) Reports on Form 8-K.

No current reports on Form 8-K have been filed during the last quarter for the period covered by this report.

ITEM 14 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K *(Continued)*

(c) Exhibits – See Item 14(a)(3) above for a list of Exhibits incorporated herein by reference or filed with this Report.

(d) Schedules – Schedule II: Valuation and Qualifying Accounts. Schedules other than those listed above have been omitted since they are either inapplicable or not required.

* In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

** Compensation Plan or Arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOM TELEPHONICS, INC.
(Registrant)

By: /s/ Robert A. Crist
Robert A. Crist, V.P of Finance
and Chief Financial Officer

Date: April 12, 2002

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Zoom Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Zoom Technologies, Inc. and subsidiary as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoom Technologies, Inc. and subsidiary as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
February 11, 2002, except as to Note 3 and Note 7
which are as of March 29, 2002

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,			
ASSETS		2000		2001
Current assets:				
Cash and cash equivalents	$	2,906,270	$	5,252,058
Accounts receivable, net of reserves for doubtful accounts, returns, and allowances of $3,127,455 in 2000 and $2,816,449 in 2001 (note 13)		7,923,967		5,652,035
Inventories, net (note 5)		21,896,883		11,083,143
Prepaid expenses and other current assets		678,271		999,662
Total current assets		33,405,391		22,986,898
Property, plant and equipment, net (note 6)		4,580,634		4,128,916
Goodwill, net of accumulated amortization of $1,827,459 in 2000 (note 8)		3,076,224		-
Net deferred tax assets (note 12)		5,812,844		2,012,844
Other assets		84,902		56,666
Total assets	$	46,959,995	$	29,185,324
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	7,428,832	$	2,750,174
Accrued expenses		2,414,917		1,879,566
Current portion of long term debt (note 10)		-		139,201
Total current liabilities		9,843,749		4,768,941
Long-term debt, less current portion (note 10)		-		5,745,368
Other non-current liabilities (note 8)		368,800		255,287
Total liabilities		10,212,549		10,769,596
Stockholders' equity (note 11):				
Common stock, no par value. Authorized 25,000,000 shares; issued and outstanding 7,860,866 shares at December 31, 2000 and 2001		28,145,375		28,245,215
Retained earnings (accumulated deficit)		8,694,230		(9,634,692)
Accumulated other comprehensive loss		(92,159)		(194,795)
Total stockholders' equity		36,747,446		18,415,728
Total liabilities and stockholders' equity	$	46,959,995	$	29,185,324

See accompanying notes to consolidated financial statements.

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ending December 31, 1999, 2000 and 2001

	1999	2000	2001
Net sales (notes 4, 13 and 17)	$ 64,088,384	$ 59,750,187	$ 43,709,528
Cost of goods sold (note 5)	40,549,909	39,404,320	35,193,449
Gross profit	23,538,475	20,345,867	8,516,079
Operating expenses:			
Selling	13,571,083	12,713,756	9,619,549
General and administrative (note 8)	6,275,827	6,228,317	7,938,175
Research and development	6,425,584	6,249,092	5,327,968
Total operating expenses	26,272,494	25,191,165	22,885,692
Operating loss	(2,734,019)	(4,845,298)	(14,369,613)
Other income (expense):			
Interest income	546,329	447,148	198,805
Interest expense	-	-	(454,708)
Equity in losses of affiliate	(24,000)	(215,834)	(145,165)
Other, net	214,999	237,820	241,759
Total other income (expense), net	737,328	469,134	(159,309)
Loss before income taxes	(1,996,691)	(4,376,164)	(14,528,922)
Income tax expense (benefit) (note 12)	(587,935)	(1,298,916)	3,800,000
Net loss	$ (1,408,756)	$ (3,077,248)	$ (18,328,922)
Net loss per share (note 2):			
Basic and diluted	$ (.19)	$ (.40)	$ (2.33)
Weighted average common and common equivalent shares:			
Basic and diluted	7,482,586	7,756,815	7,860,866

See accompanying notes to consolidated financial statements.

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock Shares	Common Stock Amount	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 1998	7,474,871	25,190,579	13,180,234	54,554	38,425,367
Net loss	-	-	(1,408,756)	-	(1,408,756)
Foreign currency translation adjustment	-	-	-	(11,318)	(11,318)
Unrealized holding (loss) on investments	-	-	-	(80,862)	(80,862)
Comprehensive loss					*(1,500,936)*
Exercise of stock options (note 11)	85,425	487,330	-	-	487,330
Tax effect of exercises of nonqualified stock options (notes 11 and 12)	-	102,322	-	-	102,322
Balance at December 31, 1999	7,560,296	$ 25,780,231	$ 11,771,478	$ (37,626)	$ 37,514,083
Net loss	-	-	(3,077,248)	-	(3,077,248)
Foreign currency translation adjustment	-	-	-	(80,788)	(80,788)
Unrealized holding gain on investments	-	-	-	26,255	26,255
Comprehensive loss					*(3,131,781)*
Exercise of stock options (note 11)	300,570	1,822,722	-	-	1,822,722
Compensation expense related to issuance of restricted stock	-	52,577	-	-	52,577
Tax effect of exercises of nonqualified stock options (notes 11 and 12)	-	489,845	-	-	489,845
Balance at December 31, 2000	7,860,866	$ 28,145,375	$ 8,694,230	$ (92,159)	$ 36,747,446
Net loss	-	-	(18,328,922)	-	(18,328,922)
Foreign currency translation adjustment	-	-	-	(102,689)	(102,689)
Unrealized holding gain on investments	-	-	-	53	53
Comprehensive loss					*(18,431,558)*
Compensation expense related to issuance of restricted stock	-	99,840	-	-	99,840
Balance at December 31, 2001	7,860,866	$ 28,245,215	$ (9,634,692)	$ (194,795)	$ 18,415,728

See accompanying notes to consolidated financial statements.

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ending December 31, 1999, 2000 and 2001

	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (1,408,756)	$ (3,077,248)	$ (18,328,922)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,318,450	1,613,276	1,769,608
Impairment of goodwill	-	-	2,294,881
Amortization of unearned compensation expense	-	52,577	99,840
Equity in losses of affiliate	24,000	215,834	145,165
Net deferred income taxes	(742,737)	(1,843,874)	3,800,000
Tax benefit from exercise of nonqualified stock options	102,322	489,845	-
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	811,283	(2,514,401)	2,271,932
Inventories	(1,978,308)	(7,593,276)	10,813,740
Prepaid expenses and other current assets	56,315	(106,651)	(296,655)
Refundable income taxes	63,378	-	-
Accounts payable and accrued expenses	(911,873)	4,766,116	(5,214,009)
Net cash used in operating activities	(2,665,926)	(7,997,802)	(2,644,420)
Cash flows from investing activities:			
Cash paid for acquisition, net of cash acquired	(4,912,258)	-	-
Sales of investment securities, net	10,259,116	3,215,329	53
Investment in affiliates	(300,000)	-	(141,665)
Purchases of licenses	(40,000)	-	-
Purchases of property, plant and equipment	(912,400)	1,324,268)	(650,060)
Net cash provided by (used in) investing	4,094,458	1,891,061	(791,672)
Cash flows from financing activities:			
Proceeds from the issuance of long-term debt	-	-	6,000,000
Repayment of long-term debt	-	-	(115,431)
Exercise of nonqualified stock options	487,330	1,875,299	-
Net cash provided by financing activities	487,330	1,875,299	5,884,569
Effect of exchange rate changes on cash	(21,941)	(80,788)	(102,689)
Net increase (decrease) in cash and cash equivalents	1,893,921	(4,312,230)	2,345,788
Cash and cash equivalents at beginning of year	5,324,579	7,218,500	2,906,270
Cash and cash equivalents at end of year	$ 7,218,500	$ 2,906,270	$ 5,252,058

See accompanying notes to consolidated financial statements.

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ending December 31, 1999, 2000 and 2001

(1) Incorporation and Nature of Operations

Zoom Telephonics, Inc. (the "Company") was incorporated under the federal laws of Canada (Canada Business Corporations Act). Its principal business activity, the design, production, and marketing of faxmodems and other communication peripherals, is conducted through its wholly-owned subsidiary, Zoom Telephonics, Inc. ("Zoom US"), a Delaware corporation based in Boston, Massachusetts.

In February 2002, the Company completed a transaction in which it changed its jurisdiction of incorporation from Canada to the State of Delaware effective March 1, 2002. In connection with the change in jurisdiction, the Company changed its name to Zoom Technologies, Inc. These changes were accomplished through a process called a continuance under the laws of Canada and a domestication under the laws of the State of Delaware, and were approved by the Company's shareholders at a stockholders' meeting on February 15, 2002. The Company continues to trade on the Nasdaq National Market under the symbol ZOOM; and continues to operate through its wholly owned Delaware subsidiary, Zoom Telephonics, Inc., which has not changed its name.

As part of the continuation, each share of Zoom Telephonics, Inc. automatically is converted into one share of Zoom Technologies, Inc. It will not be necessary for stockholders to exchange their existing stock certificates for stock certificates of the Delaware corporation. All new shares will be issued by Zoom Technologies, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and are stated in US dollars. Any differences between US and Canadian generally accepted accounting principles have an insignificant impact on the consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates made by the Company include the useful lives of property, plant and equipment and goodwill, the recoverability of long-lived assets, the collectibility of accounts receivable, the valuation allowance for deferred tax assets, the valuation of sales returns and allowances, the reserves for obsolete and slow moving inventory, and the write-downs of inventory valuation for the lower of cost or market.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Zoom US, and all of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

The Company considers all investments with original maturities of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2001 was a deposit for approximately $418,000 in a duty deferment account approved by HM Customs and Excise in the United Kingdom for the deferment of value added taxes for imports.

(d) Investment Securities

The Company's investment securities are classified as available-for-sale. Available-for-sale securities are stated at fair value and unrealized gains and losses are excluded from earnings, and are reported as a separate component of other comprehensive income until realized. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

(e) Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

(f) Property, plant and equipment

Property, plant and equipment is stated and recorded at cost. Depreciation of property, plant and equipment is provided by using the straight-line method at rates sufficient to amortize the costs of the fixed assets over their estimated useful lives.

(g) Goodwill and Impairment of Long-lived Assets

Goodwill resulted from the excess of cost over fair value of net assets acquired in purchase business combinations and is being amortized on a straight-line basis over periods of 5 to 10 years. In accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management performs ongoing business reviews and evaluates impairment indicators based on qualitative and quantitative factors. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized. The Company periodically evaluates the recoverability and remaining life of its goodwill and determines whether the goodwill should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment of goodwill if undiscounted estimated future operating cash flows are determined to be less than the carrying amount of goodwill. If the Company determines that the goodwill has been impaired, the measurement of the impairment will be equal to the excess of the carrying amount of the goodwill over the amount of discounted estimated future cash flows. An appropriate discount rate, determined through an analysis of the risks associated with the goodwill, would be applied to the estimated future cash flows. If an impairment of goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of goodwill. The assessment of recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved (see note 8).

(h) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period.

	1999	2000	2001
Basic weighted average shares outstanding........................	7,482,586	7,756,815	7,860,866
Net effect of dilutive potential common shares outstanding, based on the treasury stock method.....................	-	-	-
Diluted weighted average shares outstanding	7,482,586	7,756,815	7,860,866

Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation. The dilutive effect of options to purchase 661,355, 419,039 and 13,870 shares of common stock at December 31, 1999, 2000, and 2001, respectively, were outstanding, but not included in the computation of diluted earnings per share as their effect would be antidilutive.

(j) Revenue Recognition

The Company sells hardware products to its customers. The products are dial-up modems, embedded modems, cable modems, PC cameras, ISDN and ADSL modems, telephone dialers, and wireless and wired networking equipment. The Company does not sell software or services. The Company earns a small amount of royalty revenue. The Company derives its revenue primarily from the sales of hardware products to three types of customers (1) computer peripherals retailers, (2) computer product distributors, and (3) original equipment manufacturers (OEMs). The Company sells a very small amount of its hardware products to direct consumers or to any customers via the Internet. As described below, management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of the Company's revenue for any period if its management makes different judgments or utilizes different estimates.

Revenue is recognized by the Company for all three types of customers at the point when the customers take legal ownership of the delivered products. Legal ownership passes from the Company to the customer based on the contractual FOB point specified in signed contracts and purchase orders, which are both used extensively. Many of the Company's customer contracts or purchase orders specify FOB destination. Since it would be impractical to verify ownership change for each individual delivery to the FOB destination point, the Company estimates the day of delivery receipt by the customer based on its ship date and the carrier's published delivery schedule specific to the freight class and location.

The Company's revenues are reduced by certain events which are characteristic of hardware sales to computer peripherals retailers. These events are product returns, price protection refunds, store rebates, and consumer mail-in rebates. Each of these is accounted for as a reduction of revenue based on careful management estimates, which are reconciled to actual customer or end-consumer refunds and credits on a monthly or quarterly basis. The estimates for product returns are based on recent historical trends plus estimates for returns prompted by new product introductions, announced stock rotations, announced customer store closings, etc. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of sales return allowances. The Company's estimates for price protection refunds require a detailed understanding and tracking by customer, by sales program. Estimated price protection refunds are recorded in the same period as the announcement of a pricing change. Information from customer inventory-on-hand reports or from direct communications with the customers is used to estimate the refund, which is recorded as a reserve against accounts receivable and a reduction of current period revenue. The Company's estimates for consumer mail-in rebates are comprised of actual rebate claims processed by the rebate redemption centers plus an accrual for an estimated lag in processing. The Company's estimates for store rebates are comprised of actual credit requests from the eligible customers.

(k) Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued expenses, and borrowings. Due to the short term nature of these instruments of conversion to cash or the corresponding variable interest rate attached to the debt, the carrying amount of these financial instruments approximates fair value.

(l) Stock-Based Compensation

The Company accounts for stock based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion (APB) No. 25 (APB 25), "Accounting for Stock Issued to Employees," and FASB interpretation No. 44 (FIN 44). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, if any, are credited to equity.

(m) Advertising Costs

Advertising costs are expensed as incurred and reported in selling, general, and administrative expenses in the accompanying consolidated statements of operations and include costs of advertising, production, trade shows, and other activities designed to enhance demand for the Company's products. There are no deferred advertising costs in the accompanying consolidated balance sheets.

(n) Investments in Affiliates

Investments in which the Company has no significant influence over the investee are accounted for under the cost method of accounting. Investments in which the Company exercises significant influence but which the Company does not control are accounted for under the equity method of accounting. Under the equity method, investments are stated at cost and are adjusted for the Company's share of earnings and losses, contributions and distributions.

(o) Foreign Currencies

The Company generates a portion of its revenues in international markets and denominated in foreign currencies, which subjects its operations to exposure to foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. Realized and unrealized foreign exchange transaction gains and losses are recognized in operating income and offset foreign gains and losses on the underlying exposures. During the years ending December 31, 1999, 2000, and 2001 foreign currency transaction activity, gains, and losses were not material. At December 31, 2001, the Company's foreign currency-denominated net assets were not material. The Company has no involvement with derivative financial instruments.

The Company considers the local currency to be the functional currency for its international subsidiary. Assets and liabilities denominated in foreign currencies are translated using the exchange rate of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive loss.

(p) Warranty Costs

The Company provides currently for the estimated costs that may be incurred under its standard warranty obligations.

(3) Liquidity

For the past three years, the Company has incurred negative cash flows from operations. In 2001, the Company's net cash used in operating activities was $2.6 million and net cash used in investing activities was $.8 million. In 2001, the Company obtained a mortgage on its corporate headquarters, which provided financing of $6 million. On December 31, 2001 Zoom had cash and cash equivalents of approximately $5.3 million. Currently the Company does not have a debt facility from which it can borrow, and it does not expect to obtain one on acceptable terms unless there is operating performance improvement.

In 2000 the Company made a significant investment to build up its broadband access products, particularly cable modems. However, the Company was not able to penetrate the broadband modem and wireless local area network markets to the extent it had expected. This resulted in the write down of the inventory values by approximately $4.6 million in 2001. Additionally, during the past several years, the Company has experienced a declining demand for our dial-up modem products.

To conserve cash and manage our liquidity, the Company has implemented expense reductions throughout 2001 and in the first quarter of 2002. The employee headcount was 313 at December 31, 2000, which has been reduced to 199 at March 20, 2002. The Company will continue to assess its cost structure as it relates to its revenues and cash position in 2002, and may make further reductions if these actions are deemed necessary.

In addition to expense reductions, the Company's liquidity in 2002 is expected to be enhanced by the utilization of approximately $3 million of "no charge" components, as a result of supply agreements entered in 2001.

Under these arrangements, the Company is committed to purchase at least $8 million of components over the 30-month period commencing January 1, 2002, provided that those components are offered at competitive terms and prices. The utilization of "no-charge" components will supplement the Company's cash flow in 2002, as it will be able to avoid the purchase and payment of an equivalent dollar amount of inventory. The favorable impact to the Company's statement of operations will be recognized on a delayed basis as a purchase discount over the total number of components acquired through the supply agreement (see note 7 (b)).

On December 31, 2001 the Company had $4.1 million net inventory in excess broadband and wireless products and components. This inventory was paid for in 2000 and 2001. Sales of products in 2002 using any portion of this inventory will enhance the Company's liquidity in 2002, as the Company will be able to avoid the purchase and payment of an equivalent dollar amount of new materials. The Company is currently selling cable modems and wireless products that consume a portion of this inventory and is aggressively pursuing additional orders in markets worldwide.

Trends including the bundling, by PC manufacturers, of dial-up modems into computers and the increased popularity of broadband modems lower the total available market through the Company's sales channels. Because of this, the Company's dial-up modem sales are unlikely to grow unless the Company's market share grows, or the new V.92 and V.44 modem standards grow sales through the Company's channels. If the Company's dial-up modem sales do not grow, the Company's future success will depend in large part on its ability to successfully penetrate the broadband modem, networking, and dialer markets.

The Company's cash position at December 31, 2001 was $5.3 million. Management believes it has sufficient resources to fund its planned operations over the next 12 months. However, if the Company is unable to increase its revenues, reduce its expenses, or raise capital, the Company's longer-term ability to continue as a going concern and achieve our intended business objectives could be adversely affected.

(4) New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" (SFAS 141) and SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of SFAS 142 are effective upon the adoption of SFAS 142. The Company is required to adopt SFAS 141 and SFAS 142 at the beginning of 2002. We believe the adoption of these accounting standards will not have any material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment on Disposal of Long-Lived Assets (SFAS 144), effective for fiscal years beginning after December 15, 2001. This statement addresses the financial accounting and reporting for the impairment and disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed (SFAS 121). Under the new rules, the criteria required for classifying an asset as held-for-sale have been significantly changed. Assets held-for-sale are stated at the lower of their fair values or carrying amounts, and depreciation is no longer recognized. In addition, the expected future operating losses from discontinued operations will be displayed in discontinued operations in the period in which the losses are incurred rather than as of the measurement date. More dispositions will qualify for discontinued operations treatment in the statement of operations under the new rules. This statement did not have a material impact on our operations or financial position.

FASB Emerging Issues Task Force Issue No. 00-14 "Accounting for Certain Sales Incentives" addresses the recognition, measurement, and income statement classification for certain types of sales incentives. The application of the guidance in Issue No. 00-14 will result in a change in the manner in which the Company records certain types of discounts and sales and marketing incentives that are provided to its customers. The Company has historically recorded certain types of these incentives as marketing expenses. Under Issue No. 00-14, the Company will record these discounts and incentives as reductions of revenue. In April 2001, the FASB Emerging Issues Task Force reached a consensus on Issue No. 00-25 "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". Issue No. 00-25 addresses whether certain consideration offered by a vendor to a distributor, including slotting fees, cooperative advertising arrangements and "buy-down" programs, should be characterized as operating expenses or reductions of revenue. Issue No. 00-14 and 00-25 are required to be implemented no later than the first fiscal quarter of 2002, at which time prior period reported amounts will be reclassified to conform to the new presentation. The pro forma disclosures below reflect the reclassification of both previously reported as well as current year reported revenues and sales and marketing expenses based on the application of the guidance in Issue No. 00-14 and Issue No. 00-25. There is no current year or historical impact on our consolidated balance sheets.

	Years ending December 31,		
	1999	2000	2001
Revenues:			
As previously reported................	$ 64,088,384	$ 59,750,187	$ 43,709,528
As reclassified..........................	62,228,216	57,708,456	41,570,276
Sales and Marketing expenses:			
As previously reported................	13,571,083	12,713,756	9,619,549
As reclassified..........................	11,710,915	10,672,025	7,480,297

(5) Inventories

Inventories consist of the following at December 31:

	2000	2001
Raw materials..........................	$ 10,335,673	$ 6,276,480
Work in process.......................	5,101,037	462,389
Finished goods.........................	6,460,173	4,344,274
Net Inventory........	$ 21,896,883	$ 11,083,143

During 2001 the Company recorded lower of cost or market write-downs of $4.6 million related to broadband and wireless inventory.

(6) Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	2000	2001	Estimated useful lives
Land.....................................	$ 309,637	$ 309,637	-
Buildings and improvements...........	2,491,667	2,643,457	31.5 years
Leasehold improvements...............	470,777	473,723	5 years
Computer hardware and software......	3,251,335	3,509,445	3 years
Machinery and equipment..............	1,597,355	1,751,453	5 years
Molds, tools and dies....................	1,422,073	1,489,484	5 years
Office furniture and fixtures............	259,811	275,516	5 years
	9,802,655	10,452,715	
Less accumulated depreciation..........	(5,222,021)	(6,323,799)	
	$ 4,580,634	$ 4,128,916	

(7) Commitments and Contingencies

(a) Lease Obligations

The Company leases a manufacturing and warehousing facility in Boston, Massachusetts, an office facility in Camberley, United Kingdom, and a technical support facility in Boca Raton, Florida. The Boston, Massachusetts lease expires in August 2006 and the Boca Raton lease is an at-will lease. In March 1999, the Company assumed an office lease from Hayes Microcomputer Products, Inc. at 430 Frimley Business Park, Camberley Surrey, UK. The Camberley landlord has notified the Company that they would like to exercise their option to exercise the break clause in the lease in February 2003. The Company has agreed to this contract termination since the leased space exceeds its current requirements. The Company is looking for a smaller office to lease which should result in savings in rent expenses. The Company does not expect the moving expenses to be significant. The Boca Raton, Florida lease is a sublease of 4,500 square feet as a tenant-at-will, and is used primarily as a technical support facility. Total rent expense, under non-cancelable operating leases, was $420,086, $463,693, and $546,034 for the years ending December 31, 1999, 2000, and 2001, respectively.

The Company's total rent expense under its operating leases was approximately $0.5 million in 2001. The Company's estimated future minimum rental payments, excluding executory costs, under these operating leases are set forth in the table below. As a result of a dispute with its landlord, the Company has withheld certain payments under its lease for its Boston, Massachusetts manufacturing facility in the amount of approximately $150,000. The landlord recently notified the Company of a lease default and asserted its termination right under the lease. The Company has tendered payment in full of the amount demanded by the landlord, but has reserved its rights to dispute maintenance issues and the renewal term rent rate. There is a risk that the landlord could refuse the rendered payment and take legal action asserting a default from the delay of payment.

The Company's estimates below use as an assumption the amount of rent that is being sought by its landlord. For the Camberley UK lease, the estimates use the assumption that the Company's future lease costs will be the same as its current lease costs.

Year		Total
2002	$	696,735
2003		678,647
2004		691,174
2005		692,313
2006		466,481
Thereafter	$	170,488

(b) Purchase Commitments

The Company has entered into supply arrangements with suppliers of some components that include price and other concessions, including no-charge components, for meeting certain purchase requirements or commitments. Under these arrangements, the Company is committed to purchase at least $8.0 million of components over the 30-month period commencing on January 1, 2002, provided that those components are offered at competitive terms and prices. The Company is also required to purchase either a minimum percentage, as measured by unit purchases or dollar amount of a certain type of component from a supplier over a two-year period commencing on January 1, 2002. In connection with these arrangements, the Company is entitled to receive at least $3.0 million of no-charge components, based upon the supplier's market price for the components, and other pricing concessions based upon its purchase volumes. The Company received $1.2 million of these no-charge components in the fourth quarter of 2001. At December 31, 2001, the gross inventory value of $1.2 million was offset by a $1.2 million profit reserve in inventory, yielding a net inventory value of zero. The Company received an additional $1.8 million of no-charge components during the first quarter of 2002. The Company expects that the $3.0 million total market value of "no charge" components will be consumed in its manufacturing process and shipped in finished products to customers in 2002. The favorable impact to the Company's statement of operations will be recognized on a delayed basis as a purchase discount over the total number of components acquired through the supply agreement.

(c) Contingencies

During 2001, the Company paid $513,500 in escrow as a deposit on a building in Boston, Massachusetts the Company was seeking to acquire. Of this deposit, $25,000 was nonrefundable. Subsequently, negotiations stalled. While the Company believes that it is entitled to a return of the $488,500 refundable portion of the deposit, plus interest, the property-owner has objected, and the funds are being retained in escrow. Without pursuit of the arrangement, described below, the Company would likely need to seek legal remedies to obtain a return of its refundable portion of the original deposit. The arrangement being pursued is that the Company, along with other investors related to the Company, including Frank Manning, President and a director of the Company, and Peter Kramer, Executive Vice President and a director of the Company, have engaged in further ongoing negotiations with the property owner, whereby the group of investors are intending to acquire the building, with the Company participating as a minority investor. Under this arrangement, upon acceptance, the Company would receive a pro rata portion, anticipated to be $390,800, of the refundable portion of its deposit plus interest from the other investors. If the group ultimately acquires the building, the $390,000 plus interest would be applied to its investment in the acquired property.

If this arrangement is successfully negotiated, the Company anticipates that its initial required investment would not exceed $.54 million. The Company would also have a right to sell its investment to the other investors through January 5, 2003 for the Company's original purchase price. Should the Company exercise its sale right, the Company would recover the full amount of the refundable portion of the Company's deposit and any additional investment the Company makes in the entity acquiring the property. In addition, under this arrangement, the Company would have the right to purchase the other investors' interests in the building through December 31, 2005 in accordance with a prearranged formula.

Additionally, the Company is party to various lawsuits and administrative proceedings arising in the ordinary course of business. The Company evaluates such lawsuits and proceedings on a case-by-case basis, and its policy is to vigorously contest any such claims which it believes are without merit. The Company's management believes that the ultimate resolution of such pending matters will not materially and adversely affect the Company's business, financial position, results of operations or cash flows.

The Company had no Letters of Credit outstanding at December 31, 2001.

(d) *Concentrations*

The Company participates in the PC peripherals industry, which is characterized by aggressive pricing practices, continually changing customer demand patterns and rapid technological developments. The Company's operating results could be adversely affected should the Company be unable to successfully anticipate customer demand accurately; manage its product transitions, inventory levels and manufacturing process efficiently; distribute its product quickly in response to customer demand; differentiate its products from those of its competitors or compete successfully in the markets for its new products.

The Company depends on many third-party suppliers for key components contained in its product offerings. For some of these components, the Company may only use a single source supplier, in part due to the lack of alternative sources of supply. If the supply of a key material component is delayed or curtailed, the Company's ability to ship the related product or solution in desired quantities and in a timely manner could be adversely affected, possibly resulting in reductions in net sales. In cases where alternative sources of supply are available, qualification of the sources and establishment of reliable supplies could result in delays and possible reduction in net sales. In the event that the financial condition of the Company's third-party suppliers for key components was to erode, the delay or curtailment of deliveries of key material components could occur. Additionally, the Company's reliance on third-party suppliers of key material components exposes the Company to potential product quality issues that could affect the reliability and performance of its products and solutions. Any lesser ability to ship its products in desired quantities and in a timely manner due to a delay or curtailment of the supply of material components, or product quality issues arising from faulty components manufactured by third-party suppliers, could adversely affect the market for the Company's products and lead to a reduction in the Company's net sales.

(8) Impairment

In March 1999, the Company entered into a series of independent agreements to acquire most of the modem assets of Hayes Microcomputer Products, Inc. for $5.0 million in cash. The purchase included the Hayes, Practical Peripherals, Accura, Optima, Century 2, and Cardinal brands and product rights for the USA, Canada, South & Central America, Europe, and the Middle East. In July 1999 the Company finalized the purchase of Hayes Asia Pacific for $1.1 million in cash. The acquisitions were accounted for as purchases. The excess of cost over fair value of net assets acquired was being amortized on a straight-line method over five years.

The Company also recorded negative goodwill that resulted from the purchase of the Hayes U.K. business, where the value of the net assets acquired exceeded the cost. This transaction was independent of other Hayes purchases. The negative goodwill is reflected on the consolidated balance sheets as a non-current liability. The negative goodwill is being amortized on a straight-line method over five years.

The Company assesses the impairment of its goodwill assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recorded goodwill for two acquisitions, Tribe Computer Works, Inc. in 1996 and certain assets of Hayes Microcomputer Products, Inc. in 1998. The goodwill values for Tribe and Hayes were being amortized over 13 years and 5 years, respectively. In 2001, the Company decided that based on its history of negative cash flows from operations, a forecast of future positive cash flows could not be sufficiently relied upon to justify retaining the remaining goodwill assets on the consolidated balance sheet. Therefore, the Company recorded an impairment charge of $2.3 million in 2001. As of December 31, 2001, the Company's net goodwill asset value on its consolidated balance sheet is zero.

(9) Comprehensive Income (Loss)

The components of comprehensive loss, net of tax, are as follows:

	1999	2000	2001
Net loss	$ (1,408,756)	$ (3,077,248)	$ (18,328,922)
Foreign currency translation adjustment	(11,318)	(80,788)	(102,689)
Net unrealized holding gain (loss) on investment securities	(80,862)	26,255	53
Comprehensive loss	$ (1,500,936)	$ (3,131,781)	$ (18,431,558)

(10) Long-Term Debt

On January 10, 2001, the Company obtained a mortgage for $6 million on the real estate property located at 201 and 207 South Street, Boston, Massachusetts. This is a 20 year direct reduction mortgage. The interest rate is fixed for one year, based on the one year Federal Home Loan Bank rate plus 2.5 % per annum. The rate is adjusted on January 10th of each calendar year commencing on January 10, 2002. The rate was adjusted to 4.97% on January 10, 2002. Future minimum principle payments are due as follows at December 31, 2001.

Year	Total
2002	139,201
2003	151,360
2004	163,532
2005	176,683
2006	190,892
Thereafter	$5,062,901

(11) Stock Option Plans

At December 31, 2001 the Company had three stock option plans, which are described below:

Employee Stock Option Plan

The Employee Stock Option Plan (the "Employee Stock Option Plan") is for officers and certain full-time and part-time employees of the Company. Non-employee directors of the Company are not entitled to participate under this plan. The Employee Stock Option Plan provides for the availability of 2,800,000 shares of common stock for issuance upon the exercise of stock options granted under the plan. Shares of common stock were registered for issuance under this plan in accordance with the Securities Act of 1933. Under this plan, stock options are granted at the discretion of the Stock Option Committee of the Board of Directors at an option price not less than the fair market value of the stock. The options are exercisable in accordance with terms specified by the Stock Option Committee not to exceed ten years from the date of grant. Options outstanding under this plan are as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 1998	1,130,002	$ 7.27
Granted	65,000	4.33
Exercised	(80,775)	5.80
Expired	(82,760)	7.06
Balance at December 31, 1999	1,031,467	$ 7.21
Granted	377,000	7.43
Exercised	(196,181)	7.09
Expired	(254,675)	10.67
Balance at December 31, 2000	957,611	$ 6.40
Granted	631,000	2.77
Exercised	-	-
Expired	(550,611)	5.85
Balance at December 31, 2001	1,038,000	$ 4.48

The following table summarizes information about fixed stock options under the Employee Stock Option Plan outstanding on December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.75 to $ 3.50	380,000	2.60	$ 2.20	-	$ -
3.50 to 5.25	296,000	1.80	3.74	45,000	4.35
5.25 to 7.00	100,000	1.50	6.36	50,000	6.36
7.00 to 8.75	262,000	1.10	7.90	131,000	7.90
$ 1.75 to $ 8.75	1,038,000	1.90 years	$ 4.48	226,000	$ 6.86

The Company recognized a tax benefit of $489,845 and $102,322 in 2000 and 1999, respectively, upon the exercise of nonqualified stock options under the Employee Stock Option Plan. These benefits have been recorded as an increase to the value of common stock.

1991 Director Stock Option Plan

In 1991, the Company established the Director Stock Option Plan (the "Directors Plan"). Shares of common stock were registered for issuance under this plan in accordance with the Securities Act of 1933. The Directors Plan was established for all directors of the Company except for any director who is a full-time employee or full-time officer of the Company. Under the Directors Plan, each eligible director is automatically granted an option to purchase 6,000 shares of common stock on July 10 and January 10 of each year, beginning July 10, 1991. The option price is the fair market value of the common stock on the date the option is granted. There are 198,000 shares authorized for issuance. Each option expires two years from the grant date. Options outstanding under this plan are as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 1998	72,000	$ 7.39
Granted	36,000	4.95
Exercised	-	-
Expired	(36,000)	7.88
Balance at December 31, 1999	72,000	$ 5.93
Granted	36,000	7.69
Exercised	(42,000)	5.99
Expired	(6,000)	7.75
Balance at December 31, 2000	60,000	$ 6.76
Granted	36,000	3.26
Exercised	-	-
Expired	(24,000)	5.37
Balance at December 31, 2001	72,000	$ 5.48

The following table summarizes information about fixed stock options under the Directors Plan on December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.75 to $ 3.50	18,000	1.500	$ 2.40	-	$ -
3.50 to 5.25	18,000	1.000	4.13	18,000	4.13
5.25 to 7.00	18,000	0.500	6.75	18,000	6.75
7.00 to 8.75	18,000	0.001	8.63	18,000	8.63
$ 1.75 to $ 8.75	72,000	0.8 years	$ 5.48	54,000	$ 6.50

1998 Employee Equity Incentive Stock Option Plan

The 1998 Employee Equity Incentive Stock Option Plan (the "1998 Plan") was adopted to attract and retain employees and provide an incentive for them to assist the Company to achieve long-range performance goals, and to enable them to participate in the long-term growth of the Company. Non-employee directors of the Company and certain officers of the Company are not entitled to participate under this plan. In 2000 the Board of Directors increased the authorized number of shares available for issuance under the 1998 Plan from 600,000 to 950,000 shares of common stock. Shares of common stock were registered for issuance under the 1998 Plan in accordance with the Securities Act of 1933. Under this plan, stock options may be granted at the discretion of the Stock Option Committee of the Board of Directors at an option price determined by the Stock Option Committee. In addition, in 1999, the Board of Directors authorized the Chief Executive Officer of the Company to grant up to an aggregate of 100,000 stock options to employees who are not executive officers or directors of the Company and in 2000, the Board of Directors authorized the Chief Executive Officer to grant to such persons stock options to purchase up to 100,000 shares in any fiscal quarter, not to exceed an aggregate of 350,000 stock options in any fiscal year. All options under this grant have been at fair market value on the date of the grant. The options are exercisable in accordance with terms specified by the Stock Option Committee or, in certain cases, the Chief Executive Officer. Options outstanding under this plan are as follows:

	Weighted average Number of shares	Exercise price
Balance at December 31, 1998	27,650	$ 4.13
Granted	338,350	4.26
Exercised	(4,650)	4.13
Expired	(33,300)	4.25
Balance at December 31, 1999	328,050	$ 4.25
Granted	514,650	6.36
Exercised	(42,050)	4.27
Expired	(150,275)	5.01
Balance at December 31, 2000	650,375	$ 5.74
Granted	248,825	2.45
Exercised	-	-
Expired	(199,300)	5.82
Balance at December 31, 2001	699,900	$ 4.55

The following table summarizes information about fixed stock options under the 1998 Plan outstanding on December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.13 to $ 1.75	34,500	2.80	$ 1.18	-	$ -
1.75 to 3.50	231,250	2.30	2.73	24,337	3.31
3.50 to 5.25	154,025	0.60	4.21	142,025	4.26
5.25 to 7.00	198,625	1.40	5.83	101,750	5.82
7.00 to 8.75	54,000	1.10	7.97	28,750	7.97
8.75 to 10.50	27,500	0.90	10.00	17,500	10.00
$ 1.13 to $10.50	699,900	1.6 years	$ 4.55	314,112	$ 5.35

On December 31, 2001 there were 886,046 additional shares available for issuance under all three stock option plans. The per share weighted-average fair value of stock options granted during 1999, 2000, and 2001was $4.33, $6.84 and $2.70, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 - expected dividend yield 0.00%, risk-free interest rate of 6.16%, volatility 90% and an expected life of 2.75 years; 2000 - expected dividend yield 0.0%, risk-free interest rate of

5.90%, volatility 110% and an expected life of 3.0 years; 2001 - expected dividend yield 0.0%, risk-free interest rate of 4.63%, volatility 101% and an expected life of 1.7 years.

The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements for stock grants issued at fair market value.

Had the Company determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been reduced to the pro forma amounts indicated below:

			1999		2000		2001
Net loss	As reported...........	$	(1,408,756)	$	(3,077,248)	$	(18,328,922)
	Pro forma..................		(1,869,478)		(3,914,789)		(19,012,443)
Net loss per share	As reported-basic and diluted...........	$	(.19)	$	(.40)	$	(2.33)
	Pro forma-basic and diluted................		(.25)		(.50)		(2.42)

(12) Income Taxes

The provision for income taxes consists of the following:

		Current	Deferred	Total
Year ending December 31, 1999:				
US federal.......................................	$	63,699	$ (532,146)	$ (468,447)
State and local..................................		(6,571)	(112,917)	(119,488)
	$	57,128	$ (645,063)	$ (587,935)
Year ending December 31, 2000:				
US federal.......................................	$	48,160	$ (1,539,591)	$ (1,491,431)
State and local..................................		-	192,515	192,515
	$	48,160	$ (1,347,076)	$ (1,298,916)
Year ending December 31, 2001:				
US federal.......................................	$	-	$ 3,337,900	$ 3,337,900
State and local..................................		-	462,100	462,100
	$	-	$ 3,800,000	$ 3,800,000

Income tax expense (benefit) was ($587,935), ($1,298,916) and $3,800,000 for the years ending December 31, 1999, 2000 and 2001, respectively, and differed from the amounts as computed by applying the US statutory tax rate of 34% to pretax loss as a result of the following:

	1999	2000	2001
Computed "expected" US tax benefit	$ (678,980)	$(1,487,896)	$ (4,939,834)
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit	(78,862)	127,061	304,986
Increase in valuation allowance	-	-	8,427,351
Other, net	169,907	61,919	7,497
	$ (587,935)	$ (1,298,916)	$ 3,800,000

Income tax expense
Total income tax expense (benefit) was allocated as follows:

	1999	2000	2001
Loss from operations	$ (587,935)	$ (1,298,916)	$ 3,800,000
Stockholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	(102,322)	(489,845)	-
	$ (690,257)	$ (1,788,761)	$ 3,800,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999, 2000, and 2001 are presented below:

	1999	2000	2001
Deferred tax assets:			
Inventories, primarily non-deductible reserves	$ 1,832,101	$ 1,830,940	$ 2,862,364
Accounts receivable, primarily returns and allowances	645,517	534,204	497,510
Accrued expenses, principally provisions not currently deductible	367,761	392,011	345,249
Net operating loss carryforwards and credits	1,542,861	3,697,196	8,307,793
Other	350,846	525,493	1,224,952
Total gross deferred tax assets	4,739,086	6,979,844	13,237,868
Less valuation allowance	(770,116)	(1,167,000)	(11,225,024)
Net deferred tax assets	$ 3,968,970	$ 5,812,844	$ 2,012,844

On December 31, 2001 the Company has federal and state net operating loss carryforwards of approximately $17,720,517 and $29,656,069, respectively. These federal and state net operating losses are available to offset future taxable income, and are due to expire beginning 2018 and 2002, respectively. The Company recorded a deferred tax asset valuation allowance against a portion of the deferred tax assets that management believes may expire unused. The valuation allowance reduces deferred tax assets to reflect the estimated amount of deferred tax assets, which will more likely not be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income or gains from the sale of certain real estate.. The Company has recorded a valuation allowance against its deferred tax assets because management believes that, after considering all the available objective evidence, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized.

(13) Significant Customers

Two customers accounted for approximately 17% and 10% of net sales for the year ending December 31, 1999. Two customers accounted for approximately 15% and 11% of net sales for the year ending December 31, 2000. Four customers each comprised over 10% of net sales for the year ending December 31, 2001. On December 31, 2000, two customers comprised approximately 48% of net accounts receivable. On December 31, 2001, two customers comprised approximately 40% of net accounts receivable.

(14) Investment in Affiliates

In September 1999, the Company made an investment in a limited liability company ("LLC"). The Company granted the LLC the rights to a software license in exchange for 300,000 Class A shares of the LLC, which were valued by the Company at $300,000. The value at which the outside investors paid cash for shares received as part of the same equity infusion was used by the Company to value their shares received. A gain of $75,000 was recognized on the transaction, which was reported as other income in fiscal 1999. In May 2000, the LLC converted to a "C" corporation. In March 2001, and December 2001, the Company made additional investments in the affiliate for a total of $141,665, maintaining the same percent of ownership. As a result of the recognition of the Company's share of equity in losses of the affiliate, the investment balance as of December 31, 2001 has been reduced to $56,666.

(15) Supplemental Disclosure of Cash Flow Information

	1999	2000	2001
Cash paid during year for interest........................	$ -	$ -	$ 426,803
Cash paid during year for income taxes.................	$ -	$ -	$ -

The tax benefit of the exercise of stock options resulted in increases to common stock of $102,322 in 1999 and $ 489,845 in 2000. No options were exercised in 2001.

(16) Dependence on Key Suppliers and Contract Manufacturers

The Company produces its products using components or subassemblies purchased from third-party suppliers. An important factor in the Company's liquidity is the receipt and use of "no-charge components". The Company has entered into supply arrangements with suppliers of some components that include price and other concessions, including no-charge components, for meeting certain purchase requirements or commitments. Under these arrangements, the Company is committed to purchase at least $8.0 million of components over the 30-month period commencing on January 1, 2002, provided that those components are offered at competitive terms and prices. The Company is also required to purchase either a minimum percentage, as measured by unit purchases or dollar amount of a certain type of component from a supplier over a two-year period commencing on January 1, 2002. In connection with these arrangements, the Company is entitled to receive at least $3.0 million of no-charge components, based upon the supplier's market price for the components, and other pricing concessions based upon the Company's purchase volumes. The Company received $1.2 million of these no-charge components in the fourth quarter of 2001. At December 31, 2001, the gross inventory value of $1.2 million was offset by a $1.2 million profit reserve in inventory, yielding a net inventory value of zero. The Company received an additional $1.8 million of no-charge components in the first quarter of 2002. The Company expects that the $3.0 million total market value of "no charge" components will be consumed in its manufacturing process and shipped in finished products to customers in 2002. If this occurs, the Company's cash flow in 2002 will improve by $3.0 million, as it expects to avoid the purchase and payment of an equivalent dollar amount. The Company's statement of operations will not reflect this same impact in 2002. The favorable impact to operations will be amortized over the life of the supply agreement.

A substantial percentage of the Company's manufacturing in 2001was done by a contract manufacturer, Vtech Communications LTD ("Vtech"); the loss of Vtech's services or a material adverse change in Vtech's business or in the Company's relationship with Vtech could materially and adversely harm the Company's business.

(17) Segment and Geographic Information

The Company's operations are classified into one reportable segment. Substantially all of the Company's operations and long-lived assets reside primarily in the United States. The Company's net sales to North America and net sales to international locations for 1999, 2000, and 2001 were comprised as follows:

	1999	% of Total	2000	% of Total	2001	% of Total
North America	$ 45,624,737	71%	$ 42,566,187	71%	$ 27,240,528	62%
International	18,463,647	29%	17,184,000	29%	16,469,000	38%
Total	$ 64,088,384	100%	$ 59,750,187	100%	$ 43,709,528	100%

(18) Retirement Plan

The Company established a 401(k) retirement savings plan for employees in January 1996. Under the provisions of the plan, the Company matches 25% of an employee's contribution, up to a maximum of $350 per employee per year. Total Company contributions in 1999, 2000 and 2001 were $56,605, $55,314, and $46,749, respectively.

(19) Selected Quarterly Financial Information (in thousands, except per share data, unaudited)

The following table sets forth selected quarterly financial for the years ended December 31, 2000 and 2001. The operating results for any given quarter are not necessarily indicative of results for any future period.

	Fiscal 2000 Quarter Ending				Fiscal 2001 Quarter Ending			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Net sales	$14,033	$13,267	$16,178	$16,272	$10,265	$10,825	$12,318	$10,301
Costs of goods sold	9,652	8,682	9,992	11,078	9,875	8,091	8,889	8,338
Gross profit	4,381	4,585	6,186	5,194	390	2,734	3,429	1,963
Operating expenses:								
Selling	2,943	2,852	3,540	3,379	2,462	2,392	2,401	2,365
General and administrative	1,346	1,454	1,601	1,827	1,635	1,503	1,433	3,367
Research and development	1,591	1,814	1,256	1,588	1,479	1,341	1,334	1,174
Total operating expenses	5,880	6,120	6,397	6,794	5,576	5,236	5,168	6,906
Operating loss	(1,499)	(1,535)	(211)	(1,600)	(5,186)	(2,502)	(1,739)	(4,943)
Other income (expense), net	115	168	136	50	(29)	(128)	22	(24)
Loss before income taxes	(1,384)	(1,367)	(75)	(1,550)	(5,215)	(2,630)	(1,717)	(4,967)
Income tax expense (benefit)	(443)	(430)	(25)	(401)	-	-	3,800	-
Net loss	$ (941)	$ (937)	$ (50)	$ (1,149)	$ (5,215)	$ (2,630)	$ (5,517)	$ (4,967)
Net loss per common share:								
Basic and diluted	$ (0.12)	$ (0.12)	$ (0.01)	$ (0.15)	$ (0.66)	$ (0.33)	$ (0.70)	$ (0.63)
Weighted average common And common equivalent Shares:								
Basic and diluted	7,640	7,745	7,799	7,860	7,860	7,860	7,860	7,860

EXHIBIT INDEX

2.1 Asset Purchase Agreement Between Zoom Telephonics, Inc. and Hayes Microcomputer Products, Inc. dated March 8, 1999, filed as Exhibit 2.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 (the "March 1999 Form 10-Q"). *

2.2 Asset Purchase Agreement Between Zoom Telephonics, Inc. and Hayes Microcomputer Products, Inc. dated March 28, 1999, filed as Exhibit 2.2 to the March 1999 Form 10-Q. *

3.1 Certificate of Incorporation, filed as Exhibit 3.1 to Zoom Technologies, Inc. Current Report on Form 8-K dated February 28, 2002, filed with the Commission on March 4, 2002 (the "March 2002 Form 8-K). *

3.2 By-Laws of Zoom Technologies, Inc., filed as Exhibit 3.2 to the March 2002 Form 8-K. *

**10.1 1990 Stock Option Plan, as amended, of Zoom Telephonics, Inc., filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998. *

**10.2 1991 Director Stock Option Plan, as amended, of Zoom Telephonics, Inc., filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 (the "June 1996 Form 10-Q") * and as further amended on June 14, 2001, filed as Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ending December 31, 2001. *

10.3 Lease between Zoom Telephonics, Inc. and "E" Street Associates, filed as Exhibit 10.5 to the June 1996 Form 10-Q.*

10.4 Form of Indemnification Agreement, filed as Exhibit 10.6 to the June 1996 Form 10-Q. *

**10.5 Letter Agreement between Zoom and an executive officer, filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2000. *

**10.6 Employment Agreement, filed as Exhibit 10.9 to the 1997 Form 10-K. *

10.7 Mortgage, Security Agreement and Assignment between Zoom and Wainwright Bank & Trust Company, filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (the "March 2001 Form 10-Q"). *

10.8 Commercial Real Estate Promissory Note, between Zoom and Wainwright Bank & Trust Company, filed as Exhibit 10.2 to the March 2002 Form 10-Q. *

21\. Subsidiaries. *

23\. Consent of KPMG LLP.

* In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

** Compensation Plan or Arrangement.

Exhibit 23.

Report on Financial Statement Schedule and Consent of KPMG LLP

REPORT ON FINANCIAL STATEMENT SCHEDULE AND CONSENT OF INDEPENDENT AUDITORS

The Board of Directors:
Zoom Technologies, Inc.

The audits referred to in our report dated February 11, 2002, except as to Note 3 and Note 7, which are as March 29, 2002, included the related financial statement schedule for each of the years in the three-year period ended December 31, 2001 included in the annual report on Form 10-K. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

We consent to incorporation by reference in the registration statements (No. 33-42834, No. 33-90930, No. 333-60565, No. 333-75575, No. 33-90191 and No. 333-47188) on Form S-8 and No. 333-38590 on Form S-3 of Zoom Technologies, Inc., of our report dated February 11, 2002, except for Note 3 and Note 7, which are as of March 29, 2002, relating to the consolidated balance sheets of Zoom Technologies, Inc. and subsidiary as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows and related schedule for each of the years in the three-year period ended December 31, 2001. Which report appears in the December 31, 2001 annual report on Form 10-K of Zoom Technologies, Inc.

KPMG LLP

Boston, Massachusetts
April 16, 2002

Schedule II

ZOOM TECHNOLOGIES, INC. AND SUBSIDIARY
VALUATION AND QUALIFYING ACCOUNTS
Years ending December 31, 1999, 2000 and 2001

Description	Balance at Beginning of year	Charged (Credited) to Expense	Other	Amount written off	Balance at end of year
Reserve for doubtful accounts............	$ 805,000	$ 1,289,244	(a)$ 761,901	$ 1,897,482	$ 958,663
Reserve for price protection..............	1,567,115	653,007	-	1,570,436	649,686
Reserve for sales returns..................	3,513,285	5,893,014	-	6,472,280	2,934,019
COOP advertising and other allowances	2,367,049	4,714,611	-	4,853,437	2,228,223
Year ending December 31, 1999..........	$ 8,252,449	$ 12,549,876	$ 761,901	$ 14,793,635	$ 6,770,591
Reserve for doubtful accounts............	$ 958,663	$ (43,608)	$ -	$ 560,849	$ 354,206
Reserve for price protection..............	649,686	235,651	-	686,588	198,749
Reserve for sales returns..................	2,934,019	7,532,526	-	9,401,130	1,065,415
COOP advertising and other allowances	2,228,223	6,566,840	-	7,285,978	1,509,085
Year ending December 31, 2000..........	$ 6,770,591	$ 14,291,409	$ -	$ 17,934,545	$ 3,127,455
Reserve for doubtful accounts............	$ 354,206	$ 162,416	$ -	$ 284,351	$ 232,271
Reserve for price protection..............	198,749	943,820	-	403,456	739,113
Reserve for sales returns..................	1,065,415	5,628,163	-	6,013,536	680,042
COOP advertising and other allowances	1,509,085	4,332,751	-	4,676,813	1,165,023
Year ending December 31, 2001..........	$ 3,127,455	$ 11,067,150	$ -	$ 11,378,156	$ 2,816,449

(a) Represents allowance for doubtful accounts of Hayes Microcomputer Products, Inc. as of March 9, 1999.

Board of Directors

Frank Manning
Chairman, President and CEO
Zoom Technologies, Inc.

Peter Kramer
Executive Vice President
Zoom Technologies, Inc.

Bernard Furman
Consultant

L. Lamont Gordon
Consultant

J. Ronald Woods
President
Rowood Capital Corp.

Corporate Officers

Frank Manning
President and
Chief Executive Officer

Peter Kramer
Executive Vice President

Robert A. Crist
Vice President–Finance and
Chief Financial Officer

Terry J. Manning
Vice President–
Sales and Marketing

Dean N. Panagopoulos
Vice President–
Network Products Group

Deena M. Randall
Vice President–Operations

Corporate Information

Headquarters
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111
Telephone: (617) 423-1072
Fax: (617) 338-5015
Web: www.zoom.com

European Office
Zoom/Hayes
430 Frimley Business Park
Frimley, Camberley
United Kingdom
Surrey, GU16 7SY
Telephone: +44(0)1276 704000
Fax: +44(0)1276 704500

Auditors
KPMG LLP
99 High Street
Boston, MA 02110

Attorneys (U.S.)
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111

Transfer Agent
US Stock Transfer Corporation
1745 Gardena Avenue
Suite 200
Glendale, CA 91204-2991

Nasdaq Symbol: ZOOM

Share Structure as of 12/31/01
25,000,000 authorized;
7,860,866 issued and outstanding

Stock Information

The table below sets forth the range of reported quarterly high and low sales prices for shares of the Company's Common Stock for the last two years as reported by The Nasdaq Stock Market.

2001	High	Low
First Quarter	$ 4.50	$ 2.19
Second Quarter	3.32	2.25
Third Quarter	3.10	1.05
Fourth Quarter	1.80	1.10

2000	High	Low
First Quarter	$ 18.88	$ 7.19
Second Quarter	14.13	4.25
Third Quarter	10.50	5.81
Fourth Quarter	8.13	3.13

Form 10K
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to Zoom Technologies, 207 South Street, Boston, MA 02111

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Special Note Regarding Forward-looking Statements
Some of the statements contained in this report are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements regarding: our anticipated timing of the development and introduction of new products; the anticipated market acceptance of these new products and the growth of our markets and sales channels; the development and introduction of new and competitive technologies and products that may affect the sales of our products; business strategies; the impact of our cost-savings initiatives; and our financial condition or results of operations. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Factors that could affect these forward looking statements include without limitation those discussed in the risk factors set forth in Item 7 of our Form 10-K filed with the Securities and Exchange Commission. The forward looking statements contained in this report speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of our forward-looking statements are based.

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ZOOM TECHNOLOGIES 207 SOUTH STREET BOSTON, MA 02111 www.zoom.com